SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the Tender Offer Report (SEC Form 19-1) of Philippine Long Distance Telephone Company (“PLDT” or “Company”) which was filed to today with the Securities and Exchange Commission and the Philippine Stock Exchange in connection with the tender offer to be made by the Company for the remaining common shares of Digital Telecommunications Phils., Inc. (“Digitel”) held by the public (stockholders other than PLDT).	59

Exhibit 1

December 5, 2011

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of the Tender Offer Report (SEC Form 19-1) of Philippine Long Distance Telephone Company (“PLDT or “Company”) which was filed to today with the Securities and Exchange Commission in connection with the tender offer to be made by the Company for the remaining common shares of Digital Telecommunications Phils. Inc. (“Digitel”) held by the public (stockholders other than PLDT).

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 19-1

TENDER OFFER REPORT

Check the appropriate box:
✓

Initial Filing

Amendment

Amendment No. .........................................................

Items Amended by the Filing .....................................

1. Exact Name of Subject Company as Specified in its Charter:

DIGITAL TELECOMMUNICATIONS PHILS., INC.

(a)	Address of Principal Offices:

110 E. Rodriguez, Jr. Avenue,
Bagumbayan, Quezon City

Postal Code: 1110

(b) SEC Identification Number: 145111 (c) (SEC Use Only)

Industry Classification Code

(d) BIR Tax Identification Number: 000-449-918-000

2. Name of Bidder:

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Address of Bidder:

Ramon Cojuangco Building,
Makati Avenue, Makati City

Postal Code:

0721

3. Title or Class of Securities Subject to Tender Offer: Common Shares

Exhibit 1

Item 1. Subject Company and Class of Security Subject of the Tender Offer

(a) The subject company is Digital Telecommunications Phils., Inc. (the “Company”, “Digitel” or the “Issuer”) with principal office at 110 E. Rodriguez, Jr. Avenue, Bagumbayan, Quezon City 1110.

(b) As of October 31, 2011, the total issued and outstanding capital stock of the Company was 6,356,976,300 common shares.

In connection with the Transaction (as this term is defined in Item 3(a) below), Philippine Long Distance Telephone Company (“PLDT” or the “Bidder”) purchased on October 26, 2011 all the rights, title and interest of the Sellers (as this term is defined in Item 3(a) below) in and to, among others, a total of 3,277,135,882 shares of common stock of Digitel, representing approximately 51.55% of the issued and outstanding capital stock of Digitel (the “Digitel Sale Shares”). Subject to the Terms of the Tender Offer attached and made an integral part hereof as Annex A to Exhibit D (the “Terms of the Offer”), the Bidder shall conduct a mandatory tender offer (the “Tender Offer”) in accordance with the Philippine Securities Regulation Code (“SRC”) and applicable rules and regulations to acquire the remaining 3,079,840,418 Digitel common shares representing approximately 48.45% of the issued and outstanding common stock of Digitel held by the public (the Digitel shares held by shareholders other than PLDT, the “Digitel Public Shares” and the holders thereof, the “Digitel Public Shareholders”).

At the same time, certain third parties holding convertible bonds issued by Digitel may opt to convert their holdings into Digitel shares on or before December 8, 2011. It is currently estimated that these convertible bonds held by third parties may be converted into up to 2,230,972 Digitel shares, if fully converted on or before December 8, 2011. Once the bonds are converted into Digitel shares, such Digitel shares will form part of the Digitel Public Shares, bringing the total number of Digitel Public Shares to 3,082,071,390, and may be tendered in the Tender Offer.

Subject to the Terms of the Offer, the Bidder shall purchase the Digitel Public Shares which shall have been tendered (the “Tender Offer Shares”) by the tendering Digitel shareholders (the “Tendering Shareholders”), at the price of P1.6033 per share (the “Tender Offer Price”), payable by the issue of new PLDT common shares valued at P2,500 per PLDT common share or one PLDT common share for every 1,559.28 Digitel Public Shares (the “Exchange Ratio”). After deducting the customary selling charges, which shall be for the Tendering Shareholder’s account, the net Exchange Ratio shall be one PLDT common share for every 1,567.45 Digitel Public Shares.* Alternatively, the Bidder shall, at the Tendering Shareholder’s option, pay such shareholder in cash, at P1.6033 per Digitel Public Share (before deductions for customary selling charges or P1.59495 after deducting the customary selling
Exhibit 1

charges)*; provided that, for Tendering Shareholders who reside outside the Philippines, the Tender Offer Price shall be payable only in cash. The customary selling charges that will be deducted by PLDT do not include the selling broker’s commission payable by the Tendering Shareholder to its/his/her broker, and the taxes thereon. In case the application of the net Exchange Ratio results in a fractional PLDT share, the Tendering Shareholder who would otherwise be entitled to such fractional share shall be entitled to an amount in cash, without interest, rounded to the nearest centavo equal to the product of (i) the amount of fractional share interest in a PLDT common share to which such holder is entitled and (ii) P2,500.

Tendering Shareholders may choose to receive the payment for their shares only in (i) PLDT shares, subject to the conditions of the preceding paragraph, or (ii) cash. No combination of PLDT shares and cash will be paid except only when there is a resulting fractional share.

The maximum aggregate purchase price of the Tender Offer Shares that may be payable by the Bidder under the Tender Offer is approximately Four Billion Nine Hundred Forty One Million Four Hundred Eighty Five Thousand Sixty Pesos (P4,941,485,060). The total number of new PLDT common shares to be issued in the Tender Offer is 1,966,296 based on the net Exchange Ratio.

PLDT will be issuing to the Tendering Shareholders common shares registered with the Securities and Exchange Commission (“SEC”) and listed on the Philippine Stock Exchange (“PSE”), which have been previously reserved for issuance on conversion of the various series of shares of 10% Cumulative Convertible Preferred Stock issued pursuant to the PLDT Subscriber Investment Plan (the “SIP Shares”) at the option of the holders of such SIP Shares.  The SIP Shares may be converted to common shares up to January 9, 2012 only, and will be redeemed effective on January 19, 2012; thus the common shares will be reallocated for issuance in connection with the Tender Offer.

The SEC has also issued a confirmation on July 29, 2011 that the issuance of PLDT common shares to the Tendering Shareholders is an exempt transaction, thus, the registration of such PLDT common shares shall not be required for the Tender Offer.

The Corporate Secretary of the Bidder has certified that the Bidder has sufficient unissued shares to satisfy full acceptance of the Digitel Public Shares in case all the Tendering Shareholders opt and are qualified to be paid in PLDT shares. A copy of the certification is attached and incorporated herein as Exhibit F. Philippine National Bank has confirmed that resources available to the Bidder are sufficient to satisfy full acceptance of the Digitel Public Shares in case all the Tendering Shareholders opt to be paid in cash. A copy of the confirmation is attached and incorporated herein as Exhibit F-1.

(c) The shares of the Company are listed and traded on the PSE. The high and low sales prices for the Company’s shares traded on the PSE for each quarter of 2009 and 2010 and the first, second and third quarters of 2011 are as follows:

	2009		2010		2011
(in P)	High	Low	High	Low	High	Low

First Quarter	1.14	0.96	1.46	1.28	2.00	1.20

Second Quarter	1.46	0.99	1.78	1.28	1.58	1.53

Third Quarter	1.64	1.28	1.74	1.37	1.57	1.35

Fourth Quarter	1.50	1.28	1.67	1.41

Exhibit 1

Item 2.	Identity and Background

The identity and background of the Bidder are set forth in Exhibit A which is attached and incorporated herein as an integral part of this report.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Bidder

(a)	Purpose of the Tender Offer

(i) The Transaction

The Tender Offer is being undertaken in connection with the Bidder’s acquisition of the Digitel Sale Shares (as defined below) pursuant to the transaction described below and in accordance with Section 19 of the SRC and Rule 19.1 of the SRC implementing rules (“SRC Rules”). Further, Digitel would have to apply for voluntary delisting with the PSE if, as a consequence of the Tender Offer, the public ownership of Digitel falls below the minimum prescribed by the PSE. The Tender Offer is also intended to serve as compliance with the PSE’s rule requiring the conduct of a tender offer to all the stockholders of the company intended to be delisted.

On March 29, 2011, the Bidder and the Sellers (as this term is defined below) (collectively, the “Parties”) entered into a Sale and Purchase Agreement (the “Agreement”) under which the Bidder has agreed to purchase all the rights, title and interest in and to the following assets (the “Transaction”):

a.	a total of 3,277,135,882 shares of common stock of Digitel, representing approximately 51.55% of the issued and outstanding capital stock of Digitel (the “Digitel Sale Shares”) registered in the names of, and/or beneficially owned by, JG Summit Holdings, Inc. (“JGS”), Express Holdings, Inc. (“Express Holdings”), Solid Finance (Holdings), Limited (“Solid Finance”) and Mrs. Elizabeth Yu Gokongwei (“Mrs. Gokongwei” and collectively with JGS, Express Holdings and Solid Finance, the “Sellers”);

b.	zero coupon bonds due 2013 and 2014 issued by Digitel and its subsidiary, with an aggregate redemption value of P17,745,459,286 as of December 31, 2010 (the “Convertible Bonds”), which bonds are, at the option of the Convertible Bond holders, convertible or exchangeable into common shares in the capital stock of Digitel at the par value of P1.00 per share. Although the exact number of Digitel common shares that the Convertible Bonds are convertible or exchangeable into depends on the timing of conversion and the exchange rate at the time of conversion, for purposes of setting the purchase price for the Transaction, JGS and PLDT have assumed that the Convertible Bonds are convertible into 18,603,265,971 common shares of Digitel. This assumes a conversion or exchange date of June 30, 2011 and an exchange rate of P43.405 per US dollar; and

c.	advances made by JGS to Digitel, with a total principal amount plus accrued interest of P34,118,544,087 as of December 31, 2010 (the “Advances”) (the Sale Shares, Convertible Bonds and Advances are collectively referred to as the “Enterprise Assets”).

The rights, title and interest of the Sellers in the Digitel Sale Shares, Convertible Bonds or Advances, as the case may be, include, (i) any stock dividends issued, declared or accrued on the Digitel Sale Shares from December 31, 2010, (ii) any property or cash dividend, interest or other sum payable, paid or accruing on the Enterprise Assets (including any shares that may be issued upon exercise of the conversion or exchangeable feature of the Convertible Bonds) from December 31, 2010; (iii) all rights accruing on the Enterprise Assets from December 31, 2010 (including any right to subscribe for Digitel

Exhibit 1

shares pertaining to the Convertible Bonds and Advances from December 31, 2010); and (iv) the proceeds of any of the foregoing.

The total consideration for the Enterprise Assets is P69,198,024,410 (equivalent to US$1,594,240,857), allocated as follows: P5,254,027,072 (equivalent to US$121,046,586) for the Digitel Sale Shares, P29,825,453,251 (equivalent to US$687,143,261) for the Convertible Bonds, and P34,118,544,087 (equivalent to US$786,051,010) for the Advances.

PLDT agreed to issue 27,679,210 new common shares (“PLDT Consideration Shares”) at the issue price of P2,500 per share, as payment for the Enterprise Assets (the “Issuance of Shares”).

The principal terms and conditions of the Agreement include the following:

1.	Closing of the transactions contemplated by the Agreement (the “Transaction Closing”) shall take place on June 30, 2011 or such later date as may otherwise be agreed upon by the Parties (the “Closing Date”), subject to certain conditions precedent including the following conditions (the “Closing Conditions”):

a.	the procurement of all consents, approvals or waivers required or necessary to give effect to the Transaction, such as but not limited to, the: (i) approval by the stockholders of PLDT of the Issuance of Shares in connection with the Transaction (“PLDT Shareholders’ Approval”), (ii) approval by the National Telecommunications Commission of the sale and transfer of the Digitel Sale Shares (“NTC Approval”), (iii) approval by the SEC of the valuation of the Enterprise Assets to be acquired by PLDT in exchange for the PLDT Consideration Shares and confirmation by the SEC that the issuance of the PLDT shares to the Sellers and the other stockholders of Digitel is exempt from the registration requirement of the SRC, and (iv) approval by the PSE of the block sale of the Digitel Sale Shares;[0] and

b.	no statute or regulation which would prohibit, restrict or materially delay the Transaction shall have been enacted by any governmental authority, and no writ of preliminary injunction, restraining order or other judgment, decree, order or resolution of any governmental authority shall have been issued against any of the Parties, restraining or enjoining the Transaction.

2.	PLDT shall conduct the Tender Offer, which shall include the following terms and conditions:

a.	PLDT shall purchase the Digitel Public Shares at the Tender Offer Price; and

b.	the Tender Offer shall be completed on the Closing Date unless the Parties shall have obtained the SEC’s approval of an exemption from the requirement that the Tender Offer and the Transaction Closing shall take place simultaneously.[1]

3.	Upon the Transaction Closing, and for as long as the Sellers own shares representing at least 5% of the issued and outstanding common stock of PLDT, JGS shall be entitled to nominate one representative on the PLDT Board of Directors, and JGS’s involvement in designated PLDT board

Exhibit 1

committees will be favorably considered (in each case, provided that such Board and Board committee nominees shall possess all of the required qualifications and none of the disqualifications under PLDT’s By-Laws and applicable laws, rules and regulations).

4.	From the Closing Date up to the first anniversary thereof, none of the Sellers shall, without the prior written consent of PLDT, transfer or create or permit to exist any Encumbrance (as this term is defined in the Agreement) on the PLDT Consideration Shares issued to them in connection with the Transaction, including all stock dividends paid or accruing on such shares.

5.	To allow PLDT to maintain a substantial public float, the total number of PLDT common shares that JGS and its subsidiaries may hold legal and/or beneficial title to shall not exceed 12% of the total issued and outstanding common stock of PLDT at any given time, for as long as the two groups of strategic investors in PLDT and their associated companies continue to hold legal and/or beneficial rights to shares representing at least 40% of the issued and outstanding common stock of PLDT.

In anticipation of the Tender Offer, the Board of Directors of Digitel engaged an independent financial advisor, Citicorp Capital Philippines Inc., to advise it on the impact of the Tender Offer and render an opinion as to the fairness of the Tender Offer from the perspective of the minority stockholders of Digitel. A copy of the report of the independent financial advisor is attached hereto as Exhibit G.

(ii) Closing

Following the issuance of the NTC Approval, Closing took place on October 26, 2011.

(b)	Plans or Proposals of the Bidder

1.	Conversion of Convertible Bonds into Digitel Common Shares and Increase in Capital

Following the acquisition of the Digitel Sale Shares from the Sellers, the Bidder now owns 51.55% of Digitel’s issued and outstanding capital stock.

On October 26, 2011, PLDT delivered to Digitel irrevocable notices to convert/exchange the Convertible Bonds into common shares of Digitel upon their maturity. Assuming the Convertible Bonds are converted to/exchanged for Digitel shares on June 30, 2011 and using an exchange rate of P43.405/US dollar, which are the same assumptions used by PLDT and JGS in setting the purchase price for the Convertible Bonds, PLDT will own an aggregate 87.7% of Digitel’s enlarged capital stock, which means that the ownership of Digitel Public Shareholders will be reduced from 48.45% currently to an estimated 12.3%. On November 25, 2011, PLDT informed Digitel that it will convert P4 billion worth of such bonds into 4 billion common shares of Digitel by December 8, 2011, which will result in PLDT owning approximately 70.2% of Digitel’s enlarged capital stock before considering any Digitel Public Shares tendered during the Tender Offer. For this purpose, Digitel will apply with the SEC for an increase in its authorized capital stock from P9 billion to P25 billion before December 31, 2011.

The data below shows that companies with lower public ownership levels tend to have lower trading activity.

Exhibit 1

		Average daily
	Average market	traded value in the
	capitalization	last 12 months
Public ownership level	(P m)	(P m)
Greater than or equal to 40%	25,317	26.53
Greater than or equal to 20% and less than 40%	31,160	24.31
Greater than or equal to 10% and less than 20%	25,321	9.03
Less than 10%	43,009	5.49

Source: Bloomberg data as of November 25, 2011

2.	Delisting/Non-Reporting Status

Depending on the acceptance rate of the Tender Offer, the ownership of Digitel Public Shareholders may fall below the minimum public float level of 10% required by the PSE. If a company fails to comply with the minimum public ownership requirement of the PSE, involuntary delisting procedures may be initiated. Further, Digitel would have to apply for voluntary delisting with the PSE if, as a consequence of the Tender Offer, the public ownership of Digitel falls below the minimum prescribed by the PSE. If Digitel is delisted, its shares will no longer be traded on the PSE and this could affect investors’ ability to liquidate their investments. Also, any capital gains generated from their subsequent sale or transfer will be subject to the prevailing capital gains taxes. Subsequent sale or transfer will also be subject to documentary stamp tax.

If as a result of the Tender Offer, Digitel shall cease to be a reporting company as defined in the SRC and SRC Rules, PLDT intends to cause Digitel to take such steps necessary to terminate its reporting obligations under the SRC.

3.	Repayment of Debt and Advances

Based on Digitel’s consolidated balance sheet as of December 31, 2010, third-party debt amounted to P15.3 billion. Digitel also has accrued project costs amounting to P10.7 billion.

In addition, the major shareholders of Digitel have historically supported Digitel’s funding requirements with the Advances which totaled P34.1 billion as of December 31, 2010.

As a priority, Digitel’s free cash flow will be utilized for debt service and repayment of the Advances.

4.	Maintenance of PLDT’s Dividend Payment Policy

Historically, Digitel has not paid cash dividends to its shareholders. As the priority will continue to be repayment of debt and the Advances, it is unlikely that Digitel will be able to pay cash dividends to its shareholders in the next few years.

Exhibit 1

On the other hand, under PLDT’s current dividend policy, it is committed to a 70% dividend payout ratio and a “look-back” approach which facilitates additional shareholder returns in the event that there is excess cash in the business. PLDT has maintained a 100% dividend payout ratio since 2007. In March 2011, PLDT was ranked by Alpha Southeast Asia as the second largest dividend payer in Southeast Asia in terms of total dividends paid.

	Dividends
Year	(P per PLDT common share)	Dividend pay-out ratio
2010	222	100%

2009	218	100%

2008	200	100%

2007	184	100%

2006	140	85%

5.	Board of Directors and Officers of Digitel and Digitel Mobile Philippines, Inc.

After the purchase of the Digitel Sale Shares on October 26, 2011, the respective boards of directors of Digitel and its wholly-owned subsidiary, Digitel Mobile Philippines, Inc. (“Sun”) conducted special meetings for the purpose of appointing directors nominated by the Bidder in lieu of the directors nominated by or for the Sellers and elected a new Chairman of the Board and President for Digitel and a new President for Sun.

The new directors of Digitel are Messrs. Manuel V. Pangilinan, Napoleon L. Nazareno, Orlando B. Vea, Ray C. Espinosa, and Ms. Anabelle L. Chua. Rev. Fr. Bienvenido F. Nebres, and Mr. Alfred V. Ty were elected as independent directors of Digitel. Mr. Pangilinan was elected Chairman of the Board, and Mr. Vea as President and CEO, of Digitel.

The new directors of Sun are Messrs. Pangilinan, Nazareno, Vea and Espinosa and Ms. Chua. Mr. Pangilinan was elected Chairman of the Board, and Mr. Vea as President and CEO, of Sun.

Except as indicated in this report in respect of items (d), (f) and (g) below, the Bidder does not have any present plans or proposals which relate to or would result in:

(a)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c)	a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors, to fill any existing vacancy on the board of directors or a change to any material term of the employment contract of any executive officer of the Issuer;

(d)	any material change in the present dividend rate or policy or indebtedness or capitalization of the Issuer;

Exhibit 1

(e)	any other material change in the Issuer’s corporate structure or business;

(f)	any class of equity securities of the Issuer which is listed in the PSE to be no longer listed; or

(g) the Issuer no longer being subject to the reporting requirements of SRC Rule 17.

Item 4. Interest in Securities of the Issuer

(a) The Digitel Public Shares represent approximately 48.45% of the total issued and outstanding common shares of the Company.

The Bidder’s directors or executive officers do not, directly or indirectly, own shares of the Company except for the following:

(i) Messrs. Pangilinan, Nazareno and Espinosa and Ms. Chua, who are directors of Digitel, and Rev. Fr. Nebres and Mr. Ty, who are independent directors of Digitel, purchased ten (10) Digitel common shares each as of October 26, 2011 at the price of P1.00 per share; and

(ii) Mr. James L. Go, a director of the Bidder as of November 3, 2011 and former Chairman of the Board of Digitel, who holds 30,000 Digitel common shares.

(b) Except as stated in this report, the Bidder is not aware of any material transaction regarding the common shares of the Issuer, including the Digitel Public Shares, effected during the past sixty (60) days by any of its directors or executive officers.

Item 5.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this report, to the best knowledge of the Bidder, there is no other contract, arrangement, understanding or relationship among the persons named in Exhibit A and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The warranties under the Agreement are more extensive than the warranties to be given by the Tendering Shareholders (as set forth in the Application to Tender Shares in Digital Telecommunications Phils., Inc. to Philippine Long Distance Telephone Company, Exhibit D hereof) in order to reflect the involvement of JGS in the operation and management of the Company.

* The customary selling charges, which amount to 0.521% of the total transaction value (excluding broker’s selling commission), include:

Type of fee % of value of the transactionStock transaction tax0.500%Securities Clearing Corporation of the Philippines0.010%Stock Investment Protection Fund0.001%SEC Fees0.005%PSE transaction fees0.005% Broker’s commission charges are subject to mutual agreement between the Tendering Shareholder and its/his/her broker.

[0]	The foregoing approvals were obtained on the following dates: PLDT Shareholders’ Approval on June 14, 2011; NTC Approval on October 26, 2011; SEC approval of the valuation of the Enterprise Assets and confirmation that the issuance of the PLDT shares to the Sellers is exempt from the registration requirement of the SRC on July 29, 2011; and PSE block sale approval on October 26, 2011.

[1]	On June 21, 2011, the Parties obtained the SEC’s approval of an exemption from the requirement that the Tender Offer and the Transaction Closing take place simultaneously.

Exhibit 1

Item 6. Materials to be Filed as Exhibits

The following Tender Offer materials will be published or made available to the Digitel Public Shareholders:

Exhibit A -	Identity and Background of the Bidder
Exhibit B -	Announcement of Intention to Make a Tender Offer to Stockholders of Digital Telecommunications Phils., Inc. published in Philippine Daily Inquirer on December 5, 2011
Exhibit B-1 -	Affidavit of Publication of Announcement of Intention to Make a Tender Offer to Stockholders of Digitel
Exhibit C -	Notice to Shareholders of Digital Telecommunications Phils., Inc. – to be published in Philippine Daily Inquirer and Philippine Star on December 7, 2011 and to be further published in said newspapers on December 8, 2011 and December 9, 2011.

Exhibit D -	Application to Tender Shares in Digital Telecommunications Phils., Inc. to Philippine Long Distance Telephone Company, which has the following attachments:
	Annex A -	Terms of the Tender Offer
	Annex B -	Form of Irrevocable Power of Attorney for Individual Stockholders of the Issuer
	Annex C -	Form of Board Resolution for Corporate Stockholders of the Issuer
	Annex D - Annex E -	Form of Partnership Resolution for Partnership Stockholders of the Issuer Form of Affidavit of Loss
Exhibit E -	Instructions to Participating Brokers with attached Annex 1 - Letter to ATR KimEng Securities, Inc. from Participating Brokers delivering shares of their clients

Exhibit F -	Certification of the Bidder’s Corporate Secretary on the sufficiency of the Bidder’s unissued shares to satisfy full acceptance of tendered Digitel Public Shares (assuming all Tendering Shareholders opt and are qualified to be paid in PLDT shares)

Exhibit F-1 -	Certification from Philippine National Bank on the sufficiency of the Bidder’s financial resources to satisfy full acceptance of the tendered Digitel Public Shares (assuming all Tendering Shareholders opt to be paid in cash)

Exhibit G -	Fairness Opinion of Citicorp Capital Philippines Inc.
Exhibit H -	Form of Letter from the Bidder to stockholders of Digitel transmitting the SEC Form 19-1 (with all exhibits)

Exhibit 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct in all material respects. This report is signed in the City of Makati on December 5, 2011.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/ Napoleon L. Nazareno
Napoleon L. Nazareno
President

Exhibit 1

Identity and Background of the Bidder

The Bidder, Philippine Long Distance Telephone Company, is a corporation organized and existing under the laws of the Philippines with principal office and mailing address at the Ramon Cojuangco Bldg., Makati Avenue, Makati City. The Bidder is a telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – the Bidder offers a wide range of telecommunications services to its subscribers in the Philippines. The Bidder’s subsidiaries and affiliates include Smart Communications, Inc., a cellular service provider, and ePLDT, an integrated information and communications technology provider.

(a)	Persons Controlling the Bidder

No shareholder owns a controlling interest (i.e., 51% or more) in the Bidder’s total issued and outstanding common shares.

(b) Members of the Board of Directors of the Bidder

The members of the Board of Directors of the Bidder are as follows:

Name	Citizenship	Principal Occupation	Business Address

Manuel V. Pangilinan	Filipino	Chairman of the Board, PLDT	7/F Ramon Cojuangco Bldg. Makati Avenue, Makati City

Napoleon L. Nazareno	Filipino	President and CEO, PLDT	7/F Ramon Cojuangco Bldg. Makati Avenue, Makati City

Helen Y. Dee	Filipino	Chairperson and CEO, Rizal Commercial Banking Corp.	3/F Grepalife Bldg. Sen. Gil Puyat Ave., Makati City

Ray C. Espinosa	Filipino	President and CEO, ABC Development Corporation	16/F Locsin Bldg., Ayala Avenue cor. Makati Avenue, Makati City

James L. Go	Filipino	Chairman and Chief Executive Officer, JG Summit Holdings, Inc.	43/F Robinsons Equitable PCI Bank Tower, ADB Ave. cor. P. Poveda St., Pasig City

Setsuya Kimura	Japanese	Executive Director, Strategic Investment & Alliance Global Division, NTT DoCoMo	6/F Ramon Cojuangco Bldg. Makati Avenue, Makati City

Bienvenido F. Nebres Independent Director	Filipino	Professor, Ateneo de Manila University	2/F Xavier Hall, Loyola Heights, Quezon City

Takashi Ooi	Japanese	Senior Vice President, NTT Communications	3-4-1 Shibaura Minato-ku Tokyo 108-8118, Japan

Pedro E. Roxas Independent Director	Filipino	Chairman of the Board, Roxas Holdings Inc.	7/F Cacho-Gonzales Bldg. 101 Aguirre St., Legazpi Village, Makati City

Juan B. Santos	Filipino	Chairman, Social Security Commission	12/F SSS Building, Ayala Avenue cor. Herrera St. Makati City

Tony Tan Caktiong	Filipino	Chairman and CEO, Jollibee Foods Corporation	10/F Jollibee Plaza, Emerald Avenue, Ortigas Center, Pasig City

Alfred V. Ty Independent Director	Filipino	President, Federal Land, Inc.	20/F GT Tower Ayala Avenue, Makati City

Ma. Lourdes C. Rausa-Chan	Filipino	Corporate Secretary, Chief Governance Officer and Senior Vice President Corporate Affairs & Legal Services, PLDT	9/F PLDT MGO Building, Legazpi cor. Dela Rosa St. Makati City

Exhibit 1

(c) Key Officers of the Bidder

The key officers of the Bidder are as follows:

Name	Citizenship	Position	Business Address

Manuel V. Pangilinan	Filipino	Chairman of the Board	7/F Ramon Cojuangco Bldg. Makati Avenue, Makati City

Napoleon L. Nazareno	Filipino	President and CEO	7/F Ramon Cojuangco Bldg. Makati Avenue, Makati City

Ray C. Espinosa	Filipino	Regulatory Affairs and Policies Head	16/F Locsin Bldg., Ayala Avenue cor. Makati Avenue, Makati City

Ma. Lourdes C. Rausa-Chan	Filipino	Corporate Secretary, Chief Governance Officer and SVP, Corporate Affairs & Legal Services	9/F PLDT MGO Building, Legazpi cor. Dela Rosa St. Makati City

Anabelle L. Chua	Filipino	Treasurer and SVP Corporate Finance and Treasury	26/F Smart Tower Ayala Avenue, Makati City

Ernesto R. Alberto	Filipino	SVP, Head of Enterprise and International and Carrier Business Group	7/F Ramon Cojuangco Bldg. Makati Avenue, Makati City

Rene G. Bañez	Filipino	SVP, Supply Chain, Asset Protection and Management Group	6/F Ramon Cojuangco Bldg. Makati Avenue, Makati City

Jun R. Florencio	Filipino	SVP, Internal Audit and Fraud Risk Management	6/F PLDT MGO Building, Legazpi cor. Dela Rosa St. Makati City

Menardo G. Jimenez, Jr.	Filipino	SVP, Human Resources and Business Transformation Office	6/F Ramon Cojuangco Bldg. Makati Avenue, Makati City

George N. Lim	Filipino	SVP, Network Services Assurance Business Transformation Office Network Team	6/F Ramon Cojuangco Bldg. Makati Avenue, Makati City

Claro Carmelo P. Ramirez	Filipino	SVP, Office of the President & CEO	6/F Ramon Cojuangco Bldg. Makati Avenue, Makati City

June Cheryl A. Cabal	Filipino	FVP, Financial Reporting and Controllership	11/F Ramon Cojuangco Bldg. Makati Avenue, Makati City

(d) Involvement in Legal Proceedings

Except as stated in Schedule 1 and Schedule 2:

1.	The Bidder is not presently involved, or during the last five (5) years, has not been involved, in criminal, bankruptcy or insolvency investigations or proceedings or a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceedings was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking. The Bidder has not been convicted by final judgment of any offense punishable by the laws of the Republic of the Philippines or of the laws of any other nation or country.

2.	To the knowledge or information of the Bidder, the present members of the Board of Directors and the key officers of the Bidder are not presently involved, or during the last five

Exhibit 1

(5) years, have not been involved, in criminal, bankruptcy or insolvency investigations or proceedings. To the knowledge or information of the Bidder, the said persons have not been

3.	convicted by final judgment of any offense punishable by the laws of the Republic of the Philippines or of the laws of any other nation or country.

4.	To the knowledge or information of the Bidder, the present members of the Board of Directors and the key officers of the Bidder are not presently involved, or during the last five (5) years, have not been involved, in a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding were or are subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking.

Exhibit 1

Schedule 1

Litigation Involving PLDT

On June 29, 2011, the Supreme Court of the Philippines promulgated a decision (“Decision”) in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et al. (G.R. No. 176579) (the “Gamboa Case”), where the Court held that “the term ‘capital’ in Section II, Article XI of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors ’and thus only to voting common shares,” and not to the total outstanding capital stock (common and non-voting preferred shares)”. The Decision of the Supreme Court reversed earlier opinions issued by the Securities and Exchange Commission (“SEC”) that non-voting preferred shares are included in the computation of the 60-40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section II, Article XII of the 1987 Constitution.

While PLDT is not a party to the Gamboa Case, the Supreme Court directed the SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in Philippine Long Distance Telephone Company (“PLDT”), and if there is a violation of Section II, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

As of the date hereof, the Decision in the Gamboa Case is under reconsideration and has not become final and executory. To the best of PLDT’s knowledge, the SEC has not commenced any proceeding to determine if PLDT is in violation of Section II, Article XII of the 1987 Constitution. A finding by the SEC that there is a violation of Section II, Article XII of the 1987 Constitution by PLDT may subject the latter to sanctions under Philippine law, including possible revocation of its franchise.

On July 5, 2011, the Board of Directors of PLDT (the “Board”) approved the creation of a new class of redeemable preferred shares with full voting rights (the “Voting Preferred Shares”) and further amendments of the Amended Articles of Incorporation of PLDT that will authorize the Board to issue the Voting Preferred Shares as and when the Board determines such issuance to be necessary. The amendment to the Amended Articles of Incorporation of PLDT will require the approval by the stockholders of PLDT and the approval of the SEC. Upon approval of the amendment of the Amended Articles of Incorporation of PLDT by the SEC, up to 150,000,000 Voting Preferred Shares could be initially issued by the Board and that upon issuance of such Voting Preferred Shares to Filipinos and Filipino-owned entities, the total foreign equity in the total resulting voting shares of PLDT will be reduced from the current 64% to about 36%. A special Meeting of Stockholders (“Special Meeting”) of PLDT was scheduled on September 20, 2011, at which meeting the amendment was supposed to be submitted to PLDT’s stockholders for approval. The Special Meeting was not held, however, due to lack of quorum, and will be reset to a later date to be determined by the Board.

Exhibit 1

Schedule 2

Litigation involving Directors and Key Officers of PLDT

The following is a description of the complaints in which the directors and key officers of the Bidder are respondents:

1.	Mr. Napoleon L. Nazareno and other directors and officers of the former PDCP Bank (“PDCP”) and some officers of the Bangko Sentral ng Pilipinas and Development Bank of the Philippines (hereinafter the “Respondents”), were charged in a complaint docketed as I.S. No. 2004-631 filed by Chung Hing Wong/Unisteel/Unisco Metals, Inc. (the “Complainants”) with the Department of Justice (“DOJ”), for alleged syndicated estafa, estafa thru falsification of documents, other deceits, malversation and robbery. In the complaint-affidavit, the Complainants alleged that the officers and directors of PDCP deceived the Complainants to secure a loan from PDCP through misrepresentation and with the sinister purpose of taking over the Complainants’ corporation. As stated in Mr. Nazareno’s counter-affidavit, the charges against him are manifestly unmeritorious since he has not personally met the Complainants, nor is he a party to the questioned transactions and, as such, could not have deceived the Complainants in any manner. The complaint was referred to the Office of the Ombudsman (“OMB”) by the DOJ on October 30, 2007 considering that some of the Respondents are public officers and the offenses charged were committed in the performance of their official functions.

Meanwhile, on July 23, 2008, the Complainants filed with the DOJ a Motion for Reconsideration of a Resolution of the DOJ dated September 7, 2007 dismissing their complaint. It appears that prior to forwarding the case records to the OMB, the DOJ has prepared a Resolution recommending the dismissal of all the charges against the Respondents but did not release the said Resolution to the parties because it wanted the OMB to conduct a review of the DOJ Resolution in view of the fact that some of the Respondents are public officers.

In an Order dated July 30, 2008, the OMB confirmed that it was conducting a review of the said DOJ Resolution for the abovestated reason and that its authority relative to the case forwarded to it by the DOJ is limited to conducting a review of the DOJ Resolution and not to conduct another preliminary investigation of the case.

In the OMB’s Review and Recommendation dated November 28, 2008, the OMB approved the DOJ Resolution dated September 7, 2007 dismissing the complaint and referred the case to the DOJ for appropriate action.

The Complainants filed separate Motions for Reconsideration before the DOJ and OMB on July 16, 2008 and December 1, 2009, respectively. On December 16, 2009, the DOJ issued a Resolution denying the Complainants’ Motion for Reconsideration for lack of merit. In response, the Complainants filed a Petition for Review with the Secretary of Justice on March 2, 2010. Mr. Nazareno and the other Respondents have filed their respective Comments to the petition, which remain pending to date with the Office of the Secretary of Justice.

Exhibit 1

With respect to the Complainants’ Motion for Reconsideration with the OMB, the latter issued an Order dated December 4, 2009 denying the same and affirming its Review and Recommendation of November 28, 2008. In response, the Complainants filed a Petition for Certiorari with the Court of Appeals (“CA”) on July 12, 2010. In a Resolution dated July 26, 2010, the CA dismissed the petition for lack of jurisdiction. The Complainants filed a Motion for Reconsideration on August 17, 2010. Acting on the said motion, the CA issued a Resolution dated September 1, 2010, requiring the Respondents to file their Comment to the motion. On September 28, 2010, the Respondents through counsel filed their Opposition to the Complainants’ Motion for Reconsideration. In a Resolution dated December 1, 2010, the CA noted the respective Comments and/or Opposition filed by the Respondents and considered the Complainants’ Motion for Reconsideration submitted for resolution.

2.	Ms. Ma. Lourdes C. Rausa-Chan and other former corporate secretaries/assistant corporate secretaries of Steniel Cavite Packaging Corporation, Metro Paper and Packaging Products, Inc., AR Packaging Corporation and Starpack Philippines Corporation, are respondents in a complaint docketed as OMB C-C-04-0363-H (CPL No. C-04-1248), filed with the OMB. The complaint is for alleged: (a) violation of Republic Act No. 3019 (otherwise known as the “Anti-Graft and Corrupt Practices Act”); (b) estafa through falsification of public documents; (c) falsification of public documents under Article 171, in relation to Article 172, of the Revised Penal Code (“RPC”); (d) infidelity in the custody of public documents under Article 226 of the RPC; and (e) grave misconduct. It relates to various tax credit certificates (allegedly fraudulent, with spurious and fake supporting documents) issued to Victory Textile Mills, Inc. (allegedly, a non-existent corporation with fictitious incorporators and directors) and transferred to several companies including the aforesaid companies. The complaints against Ms. Rausa-Chan involve the first two offenses only and in her capacity as corporate secretary of Metro Paper and Packaging Products, Inc. In the opinion of the legal counsel of Ms. Rausa-Chan, there are no legal and factual bases for her inclusion as respondent in this complaint. Ms. Rausa-Chan had no participation or involvement in the alleged anomalous acquisition and transfer of the subject tax credit certificates. The case is still pending with the OMB.

Exhibit 1

FORM OF ANNOUNCEMENT OF INTENTION TO MAKE
A TENDER OFFER TO STOCKHOLDERS OF
DIGITAL TELECOMMUNICATIONS PHILS., INC.

TO THE SHAREHOLDERS OF DIGITAL TELECOMMUNICATIONS PHILS., INC.

December 5, 2011

Pursuant to paragraph 5 of Rule 19 of the Securities Regulation Code, this is to advise you that, Philippine Long Distance Telephone Company (the “Bidder”) has acquired 3,277,135,882 shares of common stock of Digital Telecommunications Phils., Inc. (“Digitel”) registered in the names of, and/or beneficially owned by, JG Summit Holdings, Inc., Express Holdings, Inc., Solid Finance (Holdings), Limited and Mrs. Elizabeth Yu Gokongwei, representing approximately 51.55% of the total issued and outstanding capital stock of Digitel (the “Transaction”).

The Transaction triggers the mandatory tender offer requirement under the Securities Regulation Code and accordingly, the Bidder will be making a tender offer for the remaining 3,079,840,418 common shares of Digitel, representing approximately 48.45% of the total issued and outstanding capital stock of Digitel.

Digitel has issued certain convertible bonds to third party holders. Such bonds may be converted into up to 2,230,972 Digitel shares, if fully converted on or before December 8, 2011. Once the bonds are converted, the Digitel shares issued to the bondholders may be tendered in the tender offer.

The terms of the tender offer shall be announced separately on the date of the commencement of the tender offer.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exhibit 1

AFFIDAVIT OF PUBLICATION

I, [?], of legal age, Filipino and a resident of [?], after having been duly sworn in accordance with law, do hereby depose and state:

1.	I am the [position] of [name of publication], with address at [?], and which is a newspaper published in English, edited and printed in Metro Manila, and circulated nationwide daily from Monday to Sunday.

2.	The attached, entitled “TO THE SHAREHOLDERS OF DIGITAL TELECOMMUNICATIONS PHILS., INC.” was published in [name of publication] in its issue dated [date of publication].

IN WITNESS WHEREOF, I have signed this Affidavit in [?], Philippines, this        day of      2011.

[Name of Affiant]

Affiant

REPUBLIC OF THE PHILIPPINES CITY OF	) ) S.S.

Before me, a notary public in and for the city named above, personally appeared [?] with identification card no. [?] issued at [?] on [?], who was identified by me through competent evidence of identity to be the same person who presented the foregoing instrument and signed the instrument in my presence, and who took an oath before me as to such instrument.

Witness my hand and seal this        day of        2011.

Doc. No.   ;
Page No.   ;
Book No.   ;
Series of 2011.

Exhibit 1

NOTICE TO SHAREHOLDERS OF DIGITAL TELECOMMUNICATIONS PHILS., INC.

Philippine Long Distance Telephone Company (“PLDT” or the “Bidder”) has acquired 3,277,135,882 shares of common stock of Digital Telecommunications Phils., Inc. (“Digitel”), representing approximately 51.55% of the issued and outstanding capital stock of Digitel (the “Digitel Sale Shares”)
registered in the names of, and/or beneficially owned by, JG Summit Holdings, Inc. (“JGS”), Express
Holdings, Inc. (“Express Holdings”), Solid Finance (Holdings), Limited (“Solid Finance”) and Mrs.
Elizabeth Yu Gokongwei (“Mrs. Gokongwei” and collectively with JGS, Express Holdings and Solid Finance, the “Sellers”).

In relation to the conditions for the acquisition of the Digitel Sale Shares and pursuant to the requirements of the Philippine Securities Regulation Code (“SRC”) and its implementing rules and regulations, the Bidder is implementing a tender offer to acquire the remaining 3,079,840,418 common shares representing approximately 48.45% of the issued and outstanding capital of the Company (the
Digitel shares held by shareholders other than PLDT, the “Digitel Public Shares”) from the owners thereof (the Digitel shareholders other than PLDT, the “Digitel Public Shareholders”), subject to the
SEC Form 19-1 filed by the Bidder with the Securities and Exchange Commission (“SEC”) (“Tender
Offer”).

At the same time, certain third parties holding convertible bonds issued by Digitel may opt to convert their holdings into Digitel shares on or before December 8, 2011. It is currently estimated that these convertible bonds held by third parties may be converted into up to 2,230,972 Digitel shares, if fully converted on or before December 8, 2011. Once the bonds are converted into Digitel shares, such Digitel shares will form part of the Digitel Public Shares, bringing the total number of Digitel Public Shares to 3,082,071,390, and may be tendered in the Tender Offer.
Further, Digitel will have to apply for voluntary delisting with the Philippine Stock Exchange, Inc.
(“PSE”) if, as a consequence of the Tender Offer, the public ownership of Digitel falls below the minimum prescribed by the PSE. The Tender Offer is also intended to serve as compliance with the PSE’s rule requiring the conduct of a tender offer to all the stockholders of the Company intended to be delisted (in this case, Digitel).

The Bidder shall purchase the Digitel Public Shares which shall have been tendered (the “Tender Offer
Shares”) by the Digitel Public Shareholders (the “Tendering Shareholders”), at the price of P1.6033 per share (the “Tender Offer Price”), payable by the issue of new PLDT common shares valued at P2,500 per
PLDT common share or one PLDT common share for every 1,559.28 Digitel Public Shares (the “Exchange
Ratio”). After deducting the customary selling charges, which shall be for the Tendering Shareholder’s account, the net Exchange Ratio shall be one PLDT common share for every 1,567.45 Digitel Public
Shares.* Alternatively, the Bidder shall, at the Tendering
 Exhibit 1
 Shareholder’s option, pay such shareholder in cash, at P1.6033 per Digitel Public Share (before deductions for customary selling charges or P1.59495 after deducting the customary selling charges);* provided that, for Tendering Shareholders who reside outside the Philippines, the
Tender Offer Price shall be payable only in cash. The customary selling charges that will be deducted by
PLDT do not include the selling broker’s commission payable by the Tendering Shareholder to its/his/her broker, and the taxes thereon.
Tendering Shareholders may choose to receive the payment for their shares only in (i) PLDT shares, subject to the conditions of the preceding paragraph, or (ii) cash. No combination of PLDT shares and cash will be paid except only when there is a resulting fractional share.
In case the application of the net Exchange Ratio results in a fractional PLDT share, the Tendering
Shareholder who would otherwise be entitled to such fractional share shall be entitled to an amount in cash, without interest, rounded to the nearest centavo equal to the product of (i) the amount of fractional share interest in a PLDT common share to which such shareholder is entitled and (ii) P2,500.

Every Digitel Public Shareholder as of any date during the Offer Period is entitled to sell its/his/her
Digitel Public Shares to PLDT in accordance with and subject to the Terms of the Tender Offer, which is
Annex A to the Application to Tender Common Shares in Digital Telecommunications Phils., Inc. to
Philippine Long Distance Telephone Company) (the “Application”).

The Tender Offer will commence at 9:00 a.m. on December 7, 2011 and end at 12:00 noon on January 9, 2012. The Bidder reserves the right to extend the Tender Offer with the approval of the SEC.
Scrip shareholders (i.e., shareholders who hold stock certificates) of Digitel who wish to sell their shares to PLDT should complete the Application in triplicate and submit the same with the following attachments to ATR KimEng Securities, Inc. (the “TO Agent”) at the addresses set forth below, not later than the end of the Tender Offer Period:

ATR KimEng SECURITIES, INC.
17th Floor, Tower One & Exchange Plaza
Ayala Avenue, Makati City
Philippines
For shareholders based in the Visayas and Mindanao, the Digitel shares may be tendered by submitting on or before January 3, 2012, all foregoing requirements at the Cebu and Davao branch offices of the TO
Agent:

(a) Cebu Branch: Room 206, Cebu Holdings Center, Cebu Business Park, Cebu City, Philippines;
Telephone No. (63) (32) 231-1324 (Contact Person: Ms. Cheryl Lim-Go) and
(b) Davao Branch: Door #7 M.T. Aquino Building, Cabaguio Ave. cor. Bolcan Street, Davao City
Philippines; Telephone No.: (63) (82) 224-2860 (Contact Person: Mr. Miguel Luis R. Aquino).
a. Original Digitel stock certificates duly endorsed; to be verified by the TO Agent with BDO, the stock transfer agent of Digitel, as valid and authentic certificates. For those whose stock certificate/s is/are lost: (i) one (1) original of a duly notarized affidavit of loss; (ii) copy of the
 Page 22 0f 59
 Exhibit 1
affidavit of loss as published in a newspaper of general circulation (in substantially the form of
Annex E to the Application, which is Exhibit D to the SEC Form 19-1 filed by the Bidder with the
SEC); (iii) affidavit of publication (of affidavit of loss); and (iv) bond in the amount of twice the closing price per share of the Digitel shares as of the date of execution of the affidavit of loss, multiplied by the number of shares covered by each lost stock certificate.
b. For Individuals:

(i) For shareholders acting through an attorney-in-fact, a duly notarized Irrevocable Power of
Attorney (in substantially the form attached as Annex B to the Application, which is Exhibit D to the SEC Form 19-1 filed by the Bidder with the SEC). For married individuals who are Philippine citizens, their respective spouses must sign the space provided in the Irrevocable Power of
Attorney to indicate marital consent to the sale of the Tender Offer Shares.
(ii) Photocopies of two (2) valid identification cards showing the Applicant’s signature and photograph, i.e., driver’s license, tax identification card, Social Security Services/Government
Services and Insurance System card, or passport.
(iii) Duly accomplished signature card containing the specimen signature of the Applicant and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

c. For Corporations:

(i) Notarized Board Resolution (in substantially the form of the Secretary’s Certificate attached as Annex C to the Application, which is Exhibit D to the SEC Form 19-1 filed by the Bidder with the SEC) authorizing the sale of the Tender Offer Shares, designating signatories for the purpose and indicating the specimen signatures of those signatories.
(ii) Copy of the SEC Registration or equivalent constitutive document certified as true copy of the original by the Corporate Secretary or equivalent person having official custody of company records.
(iii) Copy of latest Articles of Incorporation and By-laws of the Applicant or equivalent constitutive document certified as true copy of the original by the Corporate Secretary or equivalent person having official custody of company records.
(iv) Duly accomplished signature card containing the specimen signature of the Applicant’s designated authorized signatories and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

d. For Partnerships:

(i) Copy of SEC Registration or equivalent constitutive document certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.
(ii) Copy of the latest Articles of Partnership of the Applicant or equivalent constitutive document
 Page 23 0f 59
 Exhibit 1
certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.
(iii) Notarized Partnership Resolution (in substantially the form of the Partners’ Certificate attached as Annex D to the Application, which is Exhibit D to the SEC Form 19-1 filed by the
Bidder with the SEC) authorizing the sale of the Tender Offer Shares, designating signatories for the purpose and indicating the specimen signature of the signatories.
(iv) Duly accomplished signature card containing the specimen signature of the Applicant’s designated authorized signatories and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

Scripless shareholders (i.e., shareholders whose shares are lodged with the Philippine
Depository and Trust Corporation (“PDTC”)) of Digitel who wish to accept the offer must instruct their brokers to electronically transfer their Tender Offer Shares to the TO Agent.
The member broker(s) of the PSE who hold(s) the Tender Offer Shares, should, upon receipt of the notice of the Tender Offer, immediately notify the relevant shareholder that should the shareholder wish to sell its/his/her shares in Digitel to PLDT, the shareholder must instruct said participating broker to electronically transfer its/his/her shares to the TO
Agent, as custodian for such shares, not later than 10:00 a.m. on January 9, 2012. When tendering shares, the participating brokers are required to submit the letter to the TO
Agent (in the form of Annex 1 to the Instructions to Participating TO Agents, which is
Exhibit E to the SEC Form 19-1 filed by the Bidder with the SEC) not later than 10:00 a.m.
on January 9, 2012 as well as the duly completed Application.

The terms of the Application (including the Representations and Warranties) shall form integral parts of the Terms of the Tender Offer, which in turn form integral parts of the Application.
The Tender Offer Shares shall be deemed accepted by the Bidder on January 9, 2012 subject to the condition that the TO Agent has determined that the Tendering Shareholders shall have submitted all the required documents and obtained all the required approvals and authorizations to enable it to transfer the Tender Offer Shares to the Bidder before the expiration of the Tender Offer.

Acceptance of Applications is subject to the Terms of the Tender Offer. The Bidder, through the TO
Agent, at its sole discretion, shall have the right to reject any Application that does not qualify and accept qualified Applications at any time before the Tender Offer Shares are sold to PLDT through the facilities of the PSE (the “Cross Date”). Applications (i) received after the Offer Period, or (ii) that are not properly completed, or (iii) lack any of the required attachments, will be rejected.
The TO Agent will accept Applications on the condition that it is able to verify the signature/endorsement on Digitel stock certificates by verifying the signature on file with the
Digitel’s stock transfer agent, if such is available. The TO Agent will rely on the signature affixed on the Application and on the supporting identification documents or board resolution when it verifies the endorsement of the relevant Digitel stock certificates. The TO Agent shall not be required to make further inquiries into the authenticity of the signature. If the TO Agent is unable to verify the signature on the Application or the endorsement of the Digitel stock certificate, the TO Agent will also reject the Application.
 Page 24 0f 59
 Exhibit 1
 Tendering Shareholders whose Applications have been rejected, in whole or in part, shall be notified of such fact by the TO Agent on or before January 15, 2012.
All Applications shall be accepted only in the Philippines.
Rejected shares shall be returned in the same form they were received to the Tendering Stockholder’s broker (for scripless shares) or to the Tendering Stockholder (for certificated shares) within three (3)
trading days from the end of the Tender Offer Period. Any and all costs and expenses incurred in connection with the return of the rejected shares shall be borne by the Tendering Stockholder.

The Cross Date is intended to be on January 16, 2012, subject to the approval by the PSE of the block sale of the Tender Offer Shares and subject further to any extension of the Tender
Offer Period with the approval of the SEC. Any change in the Cross Date shall be announced by the Bidder in the Philippine Daily Inquirer and Philippine Star.

The settlement date shall be three (3) trading days after the Cross Date (the “Settlement Date”), subject to any extension of the Tender Offer Period with the approval of the SEC.

All accepted Applications shall be settled only in the Philippines.
The TO Agent will act as agent for Tendering Shareholders for the purpose of receiving the
PLDT shares or check payments (for Tendering Shareholders who opt to be paid in cash or reside outside the Philippines) from the Bidder and transmitting the PLDT shares or check payments to such Tendering Shareholders. The PLDT shares or check payments to be issued to
Tendering Shareholders shall be made available by the TO Agent for pick-up by the Tendering
Shareholders starting on Settlement Date at its offices.
When collecting payment, the Tendering Shareholders shall present the “Applicant’s Copy” of the Application as well as proper identification (e.g., driver’s license, passport). Duly authorized representatives shall be required to present an authorization letter from the
Tendering Shareholders.
Tendering beneficial owners of Tender Offer Shares are advised to consult with their custodian, fiduciaries, or other similar agents on the manner by which they may collect payment from such agents.
In any event, no payment shall be made without the TO Agent having timely received the duly accomplished Application, the stock certificates evidencing the Tender Offer Shares and other documents required herein.
Any payment not collected within thirty (30) trading days from the Cross Date shall be dispatched via registered mail, to the address of the Tendering Shareholder indicated in the Application, at the risk of the latter.

Tendering Shareholders shall have the right to withdraw any Tender Offer Shares at any time during the Tender Offer Period but only up to 12:00 noon on January 9, 2012, by submitting a written request for the withdrawal of the Tender Offer Public Shares to the TO Agent with a copy of the “Applicant’s Copy” of the Application issued by the TO Agent. If tendered
Tender Offer Shares are not accepted by the Bidder after January 9, 2012, Tendering
Shareholders may likewise withdraw their tendered shares.
 Page 25 0f 59
 Exhibit 1
 For withdrawal of the tendered shares to be effective, a written notice of withdrawal must be received by the TO Agent before 12:00 noon on January 9, 2012 at the address set forth herein. The notice must specify the name of the Tendering Shareholder and the number of Tender Offer Shares to be withdrawn. If the stock certificates evidencing the Tender
Offer Shares have been delivered to the TO Agent, the serial numbers shown on such certificates must be submitted to the TO Agent prior to the physical release of such certificates. No request for withdrawal of fractions of Tender Offer Shares will be considered. The TO Agent shall have the right in its sole discretion, to determine the form and validity of the notice of withdrawal, including the time of receipt thereof.
All expenses incurred by the TO Agent in respect of withdrawal of Tender Offer Shares shall be for the account of the shareholder making the withdrawal.

The terms set out in SEC Form 19-1 filed with the SEC on December 5, 2011 shall form integral parts of the Terms of the Tender Offer. Copies of the SEC Form 19-1 are attached to the Notice of Tender Offer distributed to the shareholders of Digitel. Any shareholder who wishes to obtain a copy of the said form may do so at the office of the TO Agent.

For inquiries on the Tender Offer, please contact any of the following:
DIGITEL TENDER OFFER HOTLINES
Telephone Numbers: (63)(2) 249-3444 or 1-800-10-344-4835 (toll free for PLDT subscribers) or
1-800-3-249-3444 (toll free for DIGITEL subscribers)
ATR KimEng SECURITIES, INC.
Telephone Number: (63)(2) 849 8914 (Mr. Jaime Lopez)
Telephone Number: (63)(2) 849 8926 (Mr. Denis Du)
For inquiries about the number of shares of a shareholder in Digitel, please contact BDO Stock Transfer
Department, Trust Banking Group at (63) (2) 878-4052 (Ms. Adora A. Yanga).

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Page 26 0f 59

Exhibit 1

APPLICATION TO TENDER SHARES IN DIGITAL TELECOMMUNICATIONS PHILS., INC.
TO PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

This Application must be prepared in triplicate and completed in all parts: 1- Bidder’s Copy 2- TO Agent’s Copy 3- Applicant’s Copy DO NOT PROCEED UNLESS YOU HAVE DECIDED TO TENDER YOUR SHARES TO THE BIDDER.	This APPLICATION TO TENDER SHARES IN DIGITAL TELECOMMUNICATIONS PHILS., INC. TO PHILIPPINE LONG DISTANCE TELEPHONE COMPANY) (the “Application”) is made on the terms and conditions as set out in the Terms of the Tender Offer attached as Annex A to this Application which form an integral part hereof. The Tender Offer shall commence at 9:00 A.M. on December 7, 2011 and end on 12:00 P.M. of January 9, 2012 (the “Tender Offer Period”). This Application, together with the duly endorsed Digitel stock certificates (as applicable) and the other required attachments specified below, must be received by ATR KimEng Securities, Inc. (the “TO Agent”) not later than 12:00 noon on January 9, 2012 at the address indicated at the back hereof. The Philippine Long Distance Company (“PLDT” or the “Bidder”) has prepared SEC Form 19-1, which was filed with the Securities and Exchange Commission (“SEC”) and the Philippine Stock Exchange (“PSE”) on December 5, 2011, for the purpose of describing the Tender Offer in detail and complying with the Securities Regulation Code and its implementing rules. Before making any decision, each shareholder is advised to read the Terms of the Tender Offer and the SEC Form 19-1. Inquiries and requests for assistance and copies of the SEC Form 19-1 may be directed to the TO Agent, whose address and telephone numbers appear in the attached Terms of the Tender Offer. The Bidder reserves the right to accept or reject this Application. This Application after being submitted may be withdrawn in writing. The notice of withdrawal, to be effective, must be received by the TO Agent before 12:00 p.m. of January 9, 2012.

APPLICATION TO TENDER

The undersigned registered shareholder of Digital Telecommunications Phils., Inc. (“Digitel”) or the undersigned Participating Broker holding Digitel shares on behalf of the beneficial owner of such shares and acting in accordance with and within the instructions of such beneficial owner, as the case may be (in either case, the “Applicant”), hereby applies to sell        Digitel common shares (the “Shares”) for the price stated below. If covered by stock certificates, please fill in (and attach separate sheet if needed):

Digitel Stock Certificate No.(s)	No. of Shares Represented by Each Certificate		No. of Shares Tendered

TOTAL	Page 27 0f 59

Exhibit 1 The Bidder shall purchase the Shares at the price of P1.6033 per Share (the “Tender Offer Price”), payable (i) by the issue of new PLDT common shares valued at P2,500 per PLDT common share or one PLDT common share for every 1,559.28 Digitel Shares (the “Exchange Ratio”) or (ii) in cash. After deducting the customary selling charges, which are equivalent to 0.521% of the total transaction value and shall be for the Tendering Shareholder’s account, the net Tender Offer Price per Share shall be (i) one PLDT common share for every 1,567.45 Digitel shares or (ii) P1.59495 in cash; provided that, for Tendering Shareholders who reside outside the Philippines, the Tender Offer Price shall be payable only in cash. The customary selling charges that will be deducted by PLDT do not include the selling broker’s commissions payable by the Tendering Shareholder, which are subject to mutual agreement between the Tendering Shareholder and its/his/her broker, and the taxes thereon.

REPRESENTATIONS AND WARRANTIES

The Applicant hereby represents and warrants to the Bidder as follows: (i) it/he/she is the sole, absolute, legal and beneficial owner of the Shares and has good, valid and marketable title to the Shares, free from any liens, encumbrances, and restrictions of any kind and nature, (ii) it/he/she can and has full authority and capacity to transfer good, valid and clean title to such Shares, and is not aware of any objection, adverse claim, dispute or notice concerning its/his/her right to tender and transfer the Shares; (iii) the Bidder will obtain full and valid title to such shares, free and clear from any warrants, interests, options, liens, claims, objections, disputes, and encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of such shares, including but not limited to the right to vote and receive dividends; (iv) the Shares are fully paid and non-assessable and there are no further amounts payable by it/him/her to Digitel or to any other entity in respect of these securities; (v) (for corporate shareholders) the transfer of the Shares to the Bidder shall not constitute a breach of the constitutive documents of the Applicant or of any agreement or arrangement, law, order or regulations or other issuances applicable to the Shares or Applicant; and (vi) all information contained herein and in the documents submitted herewith are true and correct and that the signatures thereon are genuine, properly authorized and obtained without the use of fraud or coercion or any other vice of consent. The Applicant, in executing this Application, confirms that it/he/she: (i) has read and understood and unconditionally accepted the Terms of the Tender Offer and Instructions to Participating Brokers attached to this Application (as applicable); (ii) warrant/s having read and understood and relied solely upon the provisions of SEC Form 19-1 and the terms and conditions stated herein, and unconditionally accept/s said terms and conditions; and (iii) understand/s that no person has been authorized to give information or to make any representation with respect to the Tender Offer other than those specified and made in the SEC Form 19-1.

Applicant’s / Participating Broker’s Full Name in Print	Applicant’s Mailing Address (Building, Street Address, District and City)		Applicant’s Country of Residence

Applicant’s / Participating Broker’s Signature	Tel. No.(s)	Tax Identification Number	Nationality

ACKNOWLEDGMENT

This Application (with all the required attachments indicated herein) is received subject to the terms and conditions set forth in this Application and to the Terms of the Tender Offer. On behalf of Philippine Long Distance Company: ATR KimEng Securities, Inc. ___________________________        _____________________ Authorized Signature Date Time

(PLEASE SEE BACK PAGE FOR DETAILED INSTRUCTIONS)

Page 28 0f 59

Exhibit 1 REQUIRED ATTACHMENTS TO THIS APPLICATION

(a) Original Digitel stock certificates duly endorsed; to be verified by the TO Agent with
BDO, the stock transfer agent of Digitel, as valid and authentic certificates. For those whose stock certificate/s covering the Shares is/are lost: (i) one (1) original of a duly notarized affidavit of loss; (ii) copy of the affidavit of loss as published in a newspaper of general circulation (in substantially the form of Annex E to the Application which is
Exhibit D to the SEC Form 19-1 filed by the Bidder with the SEC); (iii) affidavit of publication (of affidavit of loss); and (iv) bond in the amount of twice the closing price per share of the Digitel shares as of the date of execution of the affidavit of loss, multiplied by the number of shares covered by each lost stock certificate..
(b) For Individuals:

(i) For stockholders acting through an attorney-in-fact, a duly notarized Irrevocable
Power of Attorney (in substantially the form attached as Annex B to the Application, which is Exhibit D to the SEC Form 19-1 filed by the Bidder with the SEC). For married individuals who are Philippine citizens, their respective spouses must sign the space provided in the Irrevocable Power of Attorney to indicate marital consent to the sale of the Shares.
(ii) Photocopies of two (2) valid identification cards showing the Applicant’s signature and photograph, i.e., driver’s license, tax identification card, Social
Security Services/Government Services and Insurance System card, or passport.
(iii) Duly accomplished signature card containing the specimen signature of the
Applicant and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

(c) For Corporations:
(i) Notarized Board Resolution (in substantially the form of the Secretary’s
Certificate attached as Annex C to the Application, which is Exhibit D to the SEC
Form 19-1 filed by the Bidder with the SEC) authorizing the sale of the Shares, designating signatories for the purpose and indicating the specimen signatures of those signatories.
(ii) Copy of SEC Registration or equivalent constitutive document certified as true copy of the original by the Corporate Secretary or equivalent person having official custody of company records.
(iii) Copy of latest Articles of Incorporation and By-laws of the Applicant or equivalent constitutive document certified as true copy of the original by the
Corporate Secretary or equivalent person having official custody of company records.
(iv) Duly accomplished signature card containing the specimen signature of the
Applicant’s designated authorized signatories and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

(d) For Partnership:
(i) Copy of SEC Registration or equivalent constitutive document certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.
(ii) Copy of the latest Articles of Partnership of the Applicant or equivalent constitutive document certified as true copy of the original by the Partnership
Secretary or equivalent person having official custody of the partnership records.
(iii) Notarized Partnership Resolution (in substantially the form of the Partners’
Certificate attached as Annex D to the Application, which is Exhibit D to the SEC
Form 19-1 filed by the Bidder with the SEC) authorizing the sale of the Shares, designating signatories for the purpose and indicating the specimen signature of the signatories.
(iv) Duly accomplished signature card containing the specimen signature of the
Applicant’s designated authorized signatories and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

IMPORTANT INFORMATION

The Tender Offer shall commence at 9:00 A.M. on December 7, 2011 and end on 12:00 P.M. of
January 9, 2012 (the “Tender Offer Period”). This Application, together with the duly endorsed Digitel stock certificates and the other required attachments specified above, must be received by ATR KimEng Securities, Inc. (the “TO Agent”) not later than 12:00 noon on January 9, 2012 at the 17th Floor, Tower One & Exchange Plaza, Ayala Avenue,
Makati City; (Contact Persons: Mr. Jaime Lopez, tel. (63)(2) 849-8914 or Mr. Denis Du
(63)(2) 849-8926). Applications received after the end of the Tender Offer Period shall be rejected, unless the Tender Offer Period is extended by the Bidder upon approval by the
SEC. Applications that are not properly completed, or lack any of the required attachments will also be rejected. If the TO Agent is unable to verify the signature on the Application or the endorsement of the Digitel stock certificate, the TO Agent will also reject the
Application.
For shareholders based in the Visayas and Mindanao, the Ditigel shares may be tendered by submitting on or before January 3, 2012, all foregoing requirements at the Cebu and Davao branch offices of the TO Agent: (a) Cebu Branch: Room 206, Cebu Holdings Center, Cebu
Business Park, Cebu City, Philippines; Telephone No. (63) (32) 231-1324 (Contact Person:

Ms. Cheryl Lim-Go) and (b) Davao Branch: Door #7 M.T. Aquino Building, Cabaguio Ave. cor Bolcan Street, Davao City Philippines; Telephone No.: (63) (82) 224-2860 (Contact Person:
Mr. Miguel Luis R. Aquino).
Page 29 0f 59
Exhibit 1
The shares covered by stock certificates (“Scrip Shares”) being tendered for sale to the Bidder must be received by the TO Agent by the surrender of the documents specified above, including the corresponding stock certificates duly endorsed or for those with lost stock certificates, by submission of one (1) original copy of a duly notarized affidavit of loss; copy of the affidavit of loss published in a newspaper of general circulation; affidavit of publication; and bond, not later than 12:00 noon of
January 9, 2012. Tendering shareholders whose shares are lodged with the Philippine
Depository Trust Corporation (“Scripless Shares”) should instruct their brokers to electronically transfer their shares to the TO Agent prior to 10:00 a.m. of January 9,
2012.
The shares tendered may be withdrawn by the shareholder of record at any time during the
Tender Offer Period, but only up to 12:00 noon on January 9, 2012, by submitting a written request for the tendered shares to the TO Agent with a copy of the “Applicant’s Copy” of the Application issued by the TO Agent.
For inquiries on the Tender Offer, please contact any of the following:

DIGITEL TENDER OFFER HOTLINE
Telephone Number: (63)(2) 249-3444 or 1-800-10-344-4835 (toll free for PLDT subscribers) or
1-800-3-249-3444 (toll free for DIGITEL subscribers)
or
ATR KimEng SECURITIES, INC.
Telephone Number: (63)(2) 849 8914 (Mr. Jaime Lopez)
Telephone Number: (63)(2) 849 8926 (Mr. Denis Du)
For inquiries about the number of shares of a shareholder in Digitel, please contact BDO STOCK TRANSFER DEPARTMENT, TRUST BANKING GROUP at (63) (2) 878-4052 (Ms.
Adora A. Yanga).
COPIES OF THE SEC FORM 19-1 MAY BE OBTAINED FROM THE TO AGENT AT THEIR OFFICE ADDRESS ABOVE.

Page 30 0f 59

* The customary selling charges, which amount to 0.521% of the total transaction value (excluding broker’s selling commission), include:

Type of fee % of value of the transactionStock transaction tax0.500%Securities Clearing Corporation of the Philippines0.010%Stock Investment Protection Fund0.001%SEC Fees0.005%PSE transaction fees0.005%Page 21 0f 59 The selling broker’s commission is subject to mutual agreement between the Tendering Shareholder and its/his/her broker.

Exhibit 1

TERMS OF THE TENDER OFFER

The Bidder:	Philippine Long Distance Telephone Company (“PLDT” or the “Bidder”)
Tender Offer Shares:
On October 26, 2011, the Bidder acquired 3,277,135,882 shares of common stock of
Digital Telecommunications Phils., Inc. (“Digitel”), representing approximately
51.55% of the issued and outstanding capital stock of Digitel (the “Digitel Sale
Shares”) registered in the names of, and/or beneficially owned by, JG Summit
Holdings, Inc. (“JGS”), Express Holdings, Inc. (“Express Holdings”), Solid Finance
(Holdings), Limited (“Solid Finance”) and Mrs. Elizabeth Yu Gokongwei (“Mrs.
Gokongwei” and collectively with JGS, Express Holdings and Solid Finance, the
“Sellers”).

In relation to the conditions for the acquisition of the Digitel Sale Shares, and pursuant to the requirements of the Philippine Securities Regulation Code (“SRC”)
and its implementing rules, the Bidder is implementing a tender offer to acquire the remaining 3,079,840,418 common shares representing approximately 48.45% of the issued and outstanding capital of the Company (the Digitel shares held by shareholders other than PLDT, the “Digitel Public Shares”) from the owners thereof
(the Digitel shareholders other than PLDT, the “Digitel Public Shareholders”), subject to the SEC Form 19-1 filed by the Bidder with the Securities and Exchange
Commission (“SEC”) (“Tender Offer”).

At the same time, certain third parties holding convertible bonds issued by Digitel may opt to convert their holdings into Digitel shares on or before December 8, 2011.
It is currently estimated that these convertible bonds held by third parties may be converted into up to 2,230,972 Digitel shares, if fully converted on or before
December 8, 2011. Once the bonds are converted into Digitel shares, such Digitel shares will form part of the Digitel Public Shares, bringing the total number of
Digitel Public Shares to 3,082,071,390, and may be tendered in the Tender Offer.
Further, Digitel will have to apply for voluntary delisting with the Philippine
Stock Exchange, Inc. (“PSE”) if, as a consequence of the Tender Offer, the public ownership of Digitel falls below the minimum prescribed by the PSE. The Tender Offer is also intended to serve as compliance with the PSE’s rule requiring the conduct of a tender offer to all the stockholders of the company intended to be delisted (in this case, Digitel).

Tender Offer Price:
The Bidder shall purchase the Digitel Public Shares which shall have been tendered
(the “Tender Offer Shares”) by the Digitel Public Shareholders (the “Tendering
Shareholders”), at the price of P1.6033 per share (the “Tender Offer Price”), payable by the issue of new PLDT common shares valued at P2,500 per PLDT common share or one PLDT common share for every 1,559.28 Digitel Public Shares (the
“Exchange Ratio”). After deducting the
 Page 31 0f 59
 Exhibit 1
 customary selling charges, which shall be for the Tendering Shareholder’s account, the net Exchange Ratio shall be one PLDT common share for every 1,567.45
Digitel Public Shares.*
Alternatively, the Bidder shall, at the Tendering Shareholder’s option, pay such shareholder in cash, at P1.6033 per Digitel Public Share (before deductions for customary selling charges or P1.59495 after deducting the customary selling charges);* provided that, for Tendering Shareholders who reside outside the Philippines, the Tender Offer Price shall be payable only in cash. The customary selling charges that will be deducted by PLDT do not include the selling broker’s commission payable by the Tendering Shareholder to its/his/her broker, and the taxes thereon.
In case the application of the net Exchange Ratio results in a fractional PLDT share, the Tendering Shareholder who would otherwise be entitled to such fractional share shall be entitled to an amount in cash, without interest, rounded to the nearest centavo equal to the product of (i) the amount of fractional share interest in a PLDT common share to which such shareholder is entitled and (ii) P2,500.
Tendering Shareholders may choose to receive the payment for their shares only in
(i) PLDT shares, subject to the conditions of the preceding paragraph, or (ii) cash.
No combination of PLDT shares and cash will be paid except only when there is a resulting fractional share.

Entitlement:	Every Digitel Public Shareholder as of any date during the Offer Period is entitled to sell its/his/her Digitel Public Shares to PLDT in accordance with and subject to these Terms of the Tender Offer.
Tender Offer Period:	The Tender Offer will commence at 9:00 a.m. on December 7, 2011 and end at 12:00 noon on January 9, 2012. The Bidder reserves the right to extend the Tender Offer with the approval of the SEC.
Closing Date (End of Tender Offer Period):	12:00 noon of January 9, 2012
Applications:
Scrip shareholders (i.e., shareholders who hold stock certificates) of Digitel who wish to sell their shares to PLDT should complete the Application to
 Exhibit 1
 Tender Common Shares in Digital Telecommunications Phils., Inc. to Philippine
Long Distance Telephone Company (the “Application”) in triplicate and submit the same with the attachments set out below to ATR KimEng Securities, Inc. (the “TO
Agent”) at the address set forth below, not later than the end of the Tender Offer
Period:

ATR KimEng SECURITIES, INC.
17th Floor, Tower One & Exchange Plaza
Ayala Avenue, Makati City
Philippines
For shareholders based in the Visayas and Mindanao, the Digitel shares may be tendered by submitting on or before January 3, 2012, all foregoing requirements at the Cebu and Davao branch offices of the TO Agent:

(a) Cebu Branch: Room 206, Cebu Holdings Center, Cebu Business Park, Cebu City,
Philippines; Telephone No. (63) (32) 231-1324 (Contact Person: Ms. Cheryl Lim-Go)
and
(b) Davao Branch: Door #7 M.T. Aquino Building, Cabaguio Ave. cor. Bolcan Street,
Davao City Philippines; Telephone No.: (63) (82) 224-2860 (Contact Person: Mr.
Miguel Luis R. Aquino).
a. Original Digitel stock certificates duly endorsed; to be verified by the TO Agent with BDO, the stock transfer agent of Digitel, as valid and authentic certificates.
For those whose stock certificate/s is/are lost: (i) one (1) original of a duly notarized affidavit of loss; (ii) copy of the affidavit of loss as published in a newspaper of general circulation (in substantially the form of Annex E to the
Application which is Exhibit D to the SEC Form 19-1 filed by the Bidder with the
SEC); (iii) affidavit of publication (of affidavit of loss); and (iv) bond in the amount of twice the closing price per share of the Digitel shares as of the date of execution of the affidavit of loss, multiplied by the number of shares covered by each lost stock certificate.
b. For Individuals:

(i) For shareholders acting through an attorney-in-fact, a duly notarized
Irrevocable Power of Attorney (in substantially the form attached as Annex B to the
Application, which is Exhibit D to the SEC Form 19-1 filed by the Bidder with the
SEC). For married individuals who are Philippine citizens, their respective spouses must sign the space provided in the Irrevocable Power of Attorney to indicate marital consent to the sale of the Tender Offer Shares.
(ii) Photocopies of two (2) valid identification cards showing the Applicant’s signature and photograph, i.e., driver’s license, tax identification card, Social
Security Services/Government Services and Insurance System card, or passport.
 Page 33 0f 59
 Exhibit 1
 (iii) Duly accomplished signature card containing the specimen signature of the
Applicant and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

c. For Corporations:

(i) Notarized Board Resolution (in substantially the form of the Secretary’s
Certificate attached as Annex C to the Application, which is Exhibit D to the SEC
Form 19-1 filed by the Bidder with the SEC) authorizing the sale of the Tender Offer
Shares, designating signatories for the purpose and indicating the specimen signatures of those signatories.
(ii) Copy of SEC Registration or equivalent constitutive document certified as true copy of the original by the Corporate Secretary or equivalent person having official custody of company records.
(iii) Copy of latest Articles of Incorporation and By-laws of the Applicant or equivalent constitutive document certified as true copy of the original by the
Corporate Secretary or equivalent person having official custody of company records.
(iv) Duly accomplished signature card containing the specimen signature of the
Applicant’s designated authorized signatories and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

d. For Partnerships:

(i) Copy of SEC Registration or equivalent constitutive document certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.
(ii) Copy of the latest Articles of Partnership of the Applicant or equivalent constitutive document certified as true copy of the original by the Partnership
Secretary or equivalent person having official custody of the partnership records.
(iii) Notarized Partnership Resolution (in substantially the form of the Partners’
Certificate attached as Annex D to the Application, which is Exhibit D to the SEC
Form 19-1 filed by the Bidder with the SEC) authorizing the sale of the Tender Offer
Shares, designating signatories for the purpose and indicating the specimen signature of the signatories.
(iv) Duly accomplished signature card containing the specimen signature of the
Applicant’s designated authorized signatories and verified by the

Page 34 0f 59
 Exhibit 1
Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

Scripless shareholders (i.e., shareholders whose shares are lodged with the
Philippine Depository and Trust Corporation (“PDTC”) of Digitel who wish to accept the offer must instruct their brokers to electronically transfer their Tender Offer
Shares to the TO Agent. The member broker(s) of the PSE who hold(s) the Tender
Offer Shares, should, upon receipt of the notice of the Tender Offer, immediately notify the relevant shareholder that should the shareholder wish to sell its/his/her shares in Digitel to PLDT, the shareholder must instruct said participating broker to electronically transfer its/his/her shares to the TO Agent, as custodian for such shares, not later than 10:00 a.m. on January 9, 2012. When tendering shares, the participating brokers are required to submit the letter to the TO Agent (in the form of Annex 1 to the Instructions to Participating TO Agents, which is Exhibit E to the
SEC Form 19-1 filed by the Bidder with the SEC) not later than 10:00 a.m. on January
9, 2012 as well as the duly completed Application.

The terms of the Application (including the Representations and Warranties) shall form integral parts of these Terms of the Tender Offer, which in turn form integral parts of the Application.
Conditions:
The Tender Offer Shares shall be deemed accepted by the Bidder on January 9, 2012 subject to the condition that the TO Agent has determined that the Tendering
Shareholders shall have submitted the required documents and obtained all the required approvals and authorizations to enable it to transfer the Tender Offer
Shares to the Bidder before the expiration of the Tender Offer.

Acceptance of Application:
Acceptance of Applications is subject to the terms hereof. The Bidder, through the
TO Agent, at its sole discretion, shall have the right to reject any Application that does not qualify and accept qualified Applications at any time before the
Tender Offer Shares are sold to PLDT through the facilities of the PSE (the “Cross
Date”). Applications (i) received after the Tender Offer Period, or (ii) that are not properly completed, or (iii) lack any of the required attachments, will be rejected.
The TO Agent will accept Applications on the condition that it is able to verify the signature/endorsement on Digitel stock certificates by verifying the signature on file with the Digitel’s stock transfer agent, if such is available. The TO Agent will rely on the signature affixed on the Application and on the supporting identification documents or board resolution when it verifies the endorsement of the relevant Digitel stock certificates. The TO Agent shall not be required to make further inquiries into the authenticity of the signature. If the TO Agent is unable to verify the signature on the Application or the endorsement of the Digitel stock certificate, the TO Agent will also reject the Application.
 Page 35 0f 59
 Exhibit 1
 Tendering Shareholders whose Applications have been rejected, in whole or in part, shall be notified of such fact by the TO Agent on or before January 15, 2012.
All Applications shall be accepted only in the Philippines.
Rejected shares shall be returned in the same form they were received to the
Tendering Stockholder’s broker (for scripless shares) or to the Tendering
Stockholder (for certificated shares) within three (3) trading days from the end of the Tender Offer Period. Any and all costs and expenses incurred in connection with the return of the rejected shares shall be borne by the Tendering Stockholder.

Cross Date:
The accepted Tender Offer Shares are intended to be crossed at the PSE on January
16, 2012 (the “Cross Date”), subject to the approval by the PSE and subject further to any extension of the Tender Offer Period with the approval of the SEC. Any change in the Cross Date shall be announced by the Bidder in the Philippine Daily Inquirer and Philippine Star.

Settlement:	The settlement date shall be within three (3) trading days after the Cross Date (the “Settlement Date”), subject to any extension of the Tender Offer Period with the approval of the SEC.

All accepted Applications shall be settled only in the Philippines.
The TO Agent will act as agent for the Tendering Shareholders for the purpose of receiving the PLDT shares or check payments (for Tendering Shareholders who opt to be paid in cash or reside outside the Philippines) from the Bidder and transmitting the PLDT shares or check payments to such Tendering Shareholders. The PLDT shares or check payments to be issued to Tendering Shareholders shall be made available by the
TO Agent for pick-up by the Tendering Shareholders starting on Settlement Date at its offices.
When collecting payment, the Tendering Shareholders shall present the “Applicant’s
Copy” of the Application as well as proper identification (e.g., driver’s license, driver’s license, tax identification card, Social Security Services/Government
Services and Insurance System card, or passport). Duly authorized representatives shall be required to present an authorization letter from the Tendering
Shareholders.
Tendering beneficial owners of Tender Offer Shares are advised to consult with their custodian, fiduciaries, or other similar agents on the manner by which they may collect payment from such agents.
In any event, no payment shall be made without the TO Agent having timely received the duly accomplished Application, the stock certificates evidencing the Tender
Offer Shares and other documents required herein.
 Page 36 0f 59
 Exhibit 1
 Any payment not collected within thirty (30) trading days from the Cross Date shall be dispatched via registered mail, to the address of the Tendering Shareholder indicated in the Application, at the risk of the Tendering Shareholders.

Withdrawal:
Tendering Shareholders shall have the right to withdraw any Tender Offer Shares at any time during the Tender Offer Period but only up to 12:00 noon on January 9,
2012, by submitting a written request for the withdrawal of the Tender Offer Shares to the TO Agent with a copy of the “Applicant’s Copy” of the Application issued by the TO Agent. If tendered Tender Offer Shares are not accepted by the Bidder after
January 9, 2012, Tendering Shareholders may likewise withdraw their tendered shares.
For withdrawal of the tendered shares to be effective, a written notice of withdrawal must be received by the TO Agent before 12:00 noon on January 9, 2012 at the address set forth herein. The notice must specify the name of the Tendering
Shareholder and the number of Tender Offer Shares to be withdrawn. If the stock certificates evidencing the Tender Offer Shares have been delivered to the TO Agent, the serial numbers shown on such certificates must be submitted to the TO Agent prior to the physical release of such certificates. No request for withdrawal of fractions of Tender Offer Shares will be considered. The TO Agent shall have the right in its sole discretion, to determine the form and validity of the notice of withdrawal, including the time of receipt thereof.
All expenses incurred by the TO Agent in respect of withdrawal of Tender Offer
Shares shall be for the account of the shareholder making the withdrawal.

Transfer Expenses:
All expenses in relation to the sale of the Tender Offer Shares attributable to the
Tendering Shareholders shall be for the account of the Tendering Shareholder.
The following customary selling charges payable by the Tendering Shareholder will be deducted by PLDT from the Tender Offer Price payable to the Tendering
Shareholder:

• Stock transaction tax of 0.5% of the value of the transaction

• Securities Clearing Corporation of the Philippines fee of 0.01% of the value of the transaction

• Stock Investment Protection Fund fee of 0.001% of the value of the transaction

• SEC Fee of 0.005% of the value of the transaction

• PSE transaction fee of 0.005% of the value of the transaction

Page 37 0f 59
 Exhibit 1
 The customary selling charges that will be deducted by PLDT do not include the selling broker’s commission payable by the Tendering Shareholder, which is subject to mutual agreement between the Tendering Shareholder and its/his/her broker.

SEC Form 19-1 and other Tender Offer Documents:
The terms set out in SEC Form 19-1 filed with the SEC on December 5, 2011 shall form integral parts of these Terms of the Tender Offer. Copies of the SEC Form 19-1 are
attached to the Notice of Tender Offer distributed to the shareholders of Digitel.
Any shareholder who wishes to obtain a copy of the said form may do so at the office of the TO Agent.

Inquiries:	For inquiries regarding the Tender Offer, please contact any of the following:

DIGITEL TENDER OFFER HOTLINE
Telephone Number: (63)(2) 249-3444 or 1-800-10-344-4835 (toll free for PLDT subscribers) or 1-800-3-249-3444 (toll free for DIGITEL subscribers)
or
ATR KimEng SECURITIES, INC.
Telephone Number: (63)(2) 849 8914 (Mr. Jaime Lopez)
Telephone Number: (63)(2) 849 8926 (Mr. Denis Du)
For inquiries about the number of shares of a shareholder in Digitel, please contact
BDO Stock Transfer Department, Trust Banking Group at (63) (2) 878-4052 (Ms. Adora
A. Yanga).

FORM OF IRREVOCABLE POWER OF ATTORNEY FOR INDIVIDUAL STOCKHOLDERS
Relating to a proposed offer to buy shares in DIGITAL TELECOMMUNICATIONS PHILS., INC.

I/We,       , with address at       , HEREBY IRREVOCABLY APPOINT/S ATR KimEng Securities, Inc. (the “TO Agent”) acting through any of its directors or officers to be my/our attorney-in-fact to act in my/our name and on my/our behalf, as it may in its absolute discretion, to do all acts and things whatsoever requisite, necessary or convenient to be done, in connection with the sale or transfer of the common shares, held by me/us in Digital Telecommunications Phils., Inc. (“Digitel”) (the “Shares”) in favor of Philippine Long Distance Telephone Company (“PLDT”) under the Terms of the Tender Offer (Annex A to Exhibit D to the SEC Form 19-1 filed by PLDT with the Securities and Exchange Commission, the “Terms of the Offer”), and in particular:

(a) to represent and warrant, as I/we hereby represent and warrant, to PLDT that: (i) I am/We are the sole, absolute, legal and beneficial owner of the shares and have/has good, valid and marketable title to the Shares, free from any liens, encumbrances, and restrictions of any kind and nature, (ii) I/We can and have full authority to transfer good, valid and clean title to the Shares, and am/are not aware of any objection, adverse claim, dispute or notice concerning my/our right to tender and transfer the Shares; (iii) PLDT will obtain full and valid title to such shares, free and clear from any warrants, interests, options, liens, claims, objections, disputes,

Page 38 0f 59

Exhibit 1

and encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of such shares, including but not limited to the right to vote and receive dividends;
and (iv) the Shares are fully paid and non-assessable and there are no further amounts payable by me/us to Digitel or to any other entity in respect of these securities; and (v) the transfer of the Shares to PLDT shall not constitute a breach of any agreement or arrangement, law, order or regulations or other issuances applicable to the Shares or me/us.

(b) subject to paragraph (d) below, to sell the Shares to PLDT through the Philippine Stock Exchange (“PSE”) for (please select one; in case this section is left blank, I/we will be deemed to have tendered my/our Shares for cash):

ÿ	Philippine Resident
ÿ
PLDT Shares: one PLDT common share for every 1,559.28
Digitel common shares (the “Exchange Ratio”) (before
deductions for customary selling charges, which are
equivalent to 0.521% of the total transaction value or a
net Exchange Ratio of one PLDT common share for every
1,567.45 Digitel shares)
I/We understand and agree that, in case the application
of the net Exchange Ratio results in a fractional PLDT
share, I/we will be entitled to an amount in cash,
without interest, rounded to the nearest centavo equal
to the product of (i) the amount of fractional share
interest in a PLDT common share to which such holder is
entitled and (ii) P2,500

ÿ
Cash: P1.6033 per Digitel common share tendered (before
deductions for customary selling charges, which are
equivalent to 0.521% of the total transaction value, or
net payment in cash of P1.59495 per Digitel common
share)

ÿ
Non-Philippine Resident – P1.6033 in cash per Digitel common share tendered (before deductions for customary selling charges, which are equivalent to 0.521% of the total transaction value or net payment in cash of P1.59495 per Digitel common share)

i/We understand that the customary selling charges that will be deducted by PLDT do not include the selling broker’s commission payable by me/us, which is subject to mutual agreement between the me/us and my/our broker, and the taxes thereon.

(c) to sign, execute, and complete in my behalf any agreement or documents, required in connection with or for the purpose of the sale or transfer of the Shares and to ensure that any transfer of the same is effected in the stock and transfer book of Digitel, or in the system of the Philippine Depository and Trust Corporation;

(d) to receive and accept any and all payments for the Shares in my behalf pursuant to the sale or transfer of Shares, and to deduct from the total price of the Shares any and all unpaid expenses in relation to the sale or transfer of Shares, which are for my account under the Terms of the Offer; and

(e) to do or cause to be done any and all such acts and things as shall be necessary or desirable to effect the sale or transfer of the Shares to PLDT, including the appointment of substitute/s and/or broker(s) who will effect the sale of the Shares through the PSE.

HEREBY CONFIRMING AND RATIFYING everything which the TO Agent or any of its duly authorized directors or officers or substitute/s shall do or purport to do under this Power of

Page 39 0f 59

Exhibit 1

Attorney and hold the TO Agent, its directors, officers, agents, employees, representatives or substitute/s, free from any liability and agree to indemnify the latter from any claims, damages or liabilities which may result, directly or indirectly, from the performance of the transactions pursuant to the terms of this Power of Attorney.

This Power of Attorney is given in consideration of the TO Agent effecting the sale of Shares as soon as possible and in any event not later than the Cross Date (as defined in the Terms of the Offer). If the sale is not made by such date, this Power of Attorney shall automatically lapse without need of any act on my/our part.

This Power of Attorney shall be governed by and construed in accordance with the laws of the Republic of the Philippines.

IN WITNESS WHEREOF this Irrevocable Power of Attorney has been executed on this        day of      .

(Signature over Printed Name of Stockholder)
With my marital consent:[2]
(Signature over Printed Name of Spouse)
Signature over Printed Name of Witness	Signature over Printed Name of Witness

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
     CITY )SS.

BEFORE ME, a Notary for and in the city named above this        day of        personally appeared

Name	Competent Evidence of Identity	Date/Place Issued

who has/have been identified by me through competent evidence of identity, to be the same person/s who executed and signed the foregoing Irrevocable Power of Attorney in my presence, which consists of two (2) pages including the page where this acknowledgment is written, and who acknowledged to me that the same is his/her/their free and voluntary act and deed.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial seal on the date and place first above written.

Page 40 0f 59

Exhibit 1

Doc. No.   ;
Page No.   ;
Book No.   ;
Series of       .

Page 41 0f 59

* The customary selling charges, which amount to 0.521% of the total transaction value (excluding broker’s selling commission), include:

Type of fee % of value of the transactionStock transaction tax0.500%Securities Clearing Corporation of the Philippines0.010%Stock Investment Protection Fund0.001%SEC Fees0.005%PSE transaction fees0.005% The selling broker’s commission is subject to mutual agreement between the Tendering Shareholder and its/his/her broker. Page 32 0f 59

[2]	For married shareholders who are Philippine citizens

Exhibit 1

FORM OF SECRETARY’S CERTIFICATE FOR CORPORATE STOCKHOLDERS

I,       , of legal age, Filipino, and with office address at the      , being the duly elected Corporate Secretary of [name of stockholder] (the “Corporation”), a corporation duly organized and existing under the laws of the Republic of the Philippines, with principal office at       , after having been duly sworn in accordance with law, do hereby certify that at the meeting of the Board of Directors of the Corporation held on       , at which meeting a quorum was present and validly existing throughout, the following resolutions were approved:

“RESOLVED, That the Board of Directors of [name of stockholder] (the “Corporation”), authorize as it hereby authorizes the Corporation to sell or transfer its (number of) common             shares in Digital Telecommunications Phils., Inc. (“Digitel”) in the name of the Corporation (the “Shares”) in favor of Philippine Long Distance Telephone Company (“PLDT”) under the Terms of the Tender Offer (Exhibit A to the SEC Form 19-1 filed by PLDT with the Securities and Exchange Commission the “Terms of the Offer”).

RESOLVED, FURTHER, That the Corporation appoint, as it hereby irrevocably appoints, ATR KimEng Securities, Inc. (the “TO Agent”) or any of its duly authorized directors or officers, to be the Corporation’s attorney-in-fact, to act in its name and on its behalf, as it may in its absolute discretion, to do all acts and things whatsoever requisite, necessary or convenient to be done, in connection with the sale of the Shares, and in particular, the following:

(a)	to represent and warrant, as the Corporation hereby represents and warrants, to PLDT that: (i) it is the sole, absolute, legal and beneficial owner of the Shares and has good, valid and marketable title to the Shares, free from any liens, encumbrances, and restrictions of any kind and nature, (ii) it can and has full authority to transfer good, valid and clean title to the Shares, and is not aware of any objection, adverse claim, dispute or notice concerning its right to tender and transfer the Shares; (iii) PLDT will obtain full and valid title to such shares, free and clear from any warrants, interests, options, liens, claims, objections, disputes, and encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of such shares, including but not limited to the right to vote and receive dividends; and (iv) the Shares are fully paid and non-assessable and there are no further amounts payable by it to Digitel or to any other entity in respect of these securities; and (v) the transfer of the Shares to PLDT shall not constitute a breach of its constitutive documents or of any agreement or arrangement, law, order or regulations or other issuances applicable to the Shares or to it or its assets or properties;

(b)	subject to paragraph (d) below, to sell the Shares to PLDT through the Philippine Stock Exchange (“PSE”) for [select one]: [one PLDT common share for every 1,559.28 Digitel common shares (the “Exchange Ratio”) (before deductions for customary selling charges, which will result in a net exchange ratio of one PLDT common share for every 1,567.45 Digitel shares); provided that, in case the application of the net Exchange Ratio results in a fractional PLDT share, the Corporation will be entitled to an amount in cash, without interest, rounded to the nearest centavo, equal to the product of (i) the amount of fractional share interest in a PLDT common share to which the Corporation is entitled and (ii) P2,500] or [P1.6033 in cash per Digitel common

Page 42 0f 59

Exhibit 1

share tendered (before deductions for customary selling charges, which are equivalent to 0.521% of the total transaction value, or net payment in cash of P1.59495 per Digitel common share)], it being understood that the customary selling charges that will be deducted by PLDT do not include the selling broker’s commission and taxes thereon, which are payable by the Corporation;

(c)	to sign, execute, and complete on behalf of the Corporation any agreement or document required in connection with or for the purpose of the sale or transfer of the Shares and to ensure that any transfer of the same effected in the stock and transfer book of Digitel or in the system of the Philippine Depository and Trust Corporation;

(d)	to receive and accept any and all payments for the Shares in behalf of the Corporation pursuant to the sale or transfer of Shares, and to deduct from the total price of the Shares any and all unpaid expenses in relation to the sale or transfer of Shares, which are for the account of the Corporation under the Terms of the Offer; and

(e)	to do or cause to be done any and all such acts and things as shall be necessary or desirable to effect the transfer of the Shares including the appointment of substitute/s and /or broker(s) who will effect the sale or transfer of the Shares through the PSE.

HEREBY CONFIRMING AND RATIFYING everything which the TO Agent or any of its duly authorized directors or officers or substitute/s shall do or purport to do under this Power of Attorney and hold the TO Agent, its directors, officers, agents, employees, representatives or substitute/s, free from any liability and agree to indemnify the latter from any claims, damages or liabilities which may result, directly of indirectly, from the performance of the transactions pursuant to the terms of this Power of Attorney, which is given in consideration of the TO Agent effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Offer; provided that, if the sale is not made by such date, this Power of Attorney shall automatically lapse without need of any act on the part of the Corporation; and provided further that this Power of Attorney shall be governed by and construed in accordance with the Philippines laws.

RESOLVED, FINALLY, That the Corporation authorize, as it hereby authorizes, the following persons to sign, endorse and deliver any and all documents necessary to implement the foregoing resolutions, including the stock certificates covering the Shares:

Name	Specimen Signature

IN WITNESS WHEREOF, this Certificate has been signed this        day of        at      .

[Name of Corporate Secretary]

Page 43 0f 59

Exhibit 1

REPUBLIC OF THE PHILIPPINES)
CITY OF	)SS.

Before me, a notary public in and for the city named above, personally appeared:

Name	Competent Evidence of Identity	Date/Place Issued

who has been identified by me through competent evidence of identity, to be the same person who executed and signed the foregoing Secretary’s Certificate in my presence, and who took an oath before me as to such instrument.

Witness my hand and seal this        day of       .

Doc. No.   ;
Page No.    ;
Book No.   ;
Series of       .

NOTE: The person/s who will endorse the stock certificate should be the person/s whose specimen signature/s is/are on the file with the stock transfer agent of Digitel.

Page 44 0f 59

Exhibit 1

FORM OF PARTNERS’ CERTIFICATE FOR PARTNERSHIPS

I,       , of legal age, the general partner in [name of partnership], (the “Partnership”), a partnership duly organized and existing under the laws of the Republic of the Philippines, with principal office at       , after having been duly sworn in accordance with law, do hereby certify that the following resolutions were approved by the Partnership on (date):

“RESOLVED, That the [name of partnership] (the “Partnership”), authorize, as it hereby authorizes, the sale or transfer of its (number of) common shares in in Digital Telecommunications Phils., Inc. (“Digitel”) in the name of the Corporation (the “Shares”) in favor of Philippine Long Distance Telephone Company (“PLDT”) under the Terms of the Tender Offer (Exhibit A to the SEC Form 19-1 filed by PLDT with the Securities and Exchange Commission, the “Terms of the Offer”).

RESOLVED, FURTHER, That the Partnership appoint, as it hereby irrevocably appoints, ATR KimEng Securities, Inc. (the “TO Agent”) or any of its duly authorized directors or officers, to be the Partnership’s attorney-in-fact to act in its name and on its behalf, as it may in its absolute discretion, to do all acts and things whatsoever requisite, necessary or convenient to be done, in connection with the sale of the Digitel Shares, and in particular, the following:

(a)	to represent and warrant, as the Partnership hereby represents and warrants, to PLDT that: (i) the Partnership is the sole, absolute, legal and beneficial owner of the Shares and has good, valid and marketable title to the Shares, free from any liens, encumbrances, and restrictions of any kind and nature, (ii) the Partnership can and has full authority to transfer good, valid and clean title to the Shares, and is not aware of any objection, adverse claim, dispute or notice concerning its right to tender and transfer the Shares; (iii) PLDT will obtain full and valid title to such shares, free and clear from any warrants, interests, options, liens, claims, objections, disputes, and encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of such shares, including but not limited to the right to vote and receive dividends; and (iv) the Shares are fully paid and non-assessable and there are no further amounts payable by the Partnership to Digitel or to any other entity in respect of these securities; and (v) the transfer of the Shares to PLDT shall not constitute a breach of the constitutive documents of the Partnership or of any agreement or arrangement, law, order or regulations or other issuances applicable to the Shares or the partnership or its assets or properties;

(b)	subject to paragraph (d) below, to sell the Shares to PLDT through the Philippine Stock Exchange (“PSE”) for [select one]: [one PLDT common share for every 1,559.28 Digitel common shares (the “Exchange Ratio”) (before deductions for customary selling charges, which will result in a net exchange ratio of one PLDT common share for every 1,567.45 Digitel shares; provided that, in case the application of the net Exchange Ratio results in a fractional PLDT share, the Partnership will be entitled to an amount in cash, without interest, rounded to the nearest centavo, equal to the product of (i) the amount of fractional share interest in a PLDT common share to which the Partnership is entitled and (ii) P2,500] or [P1.6033 in cash per Digitel common share tendered (before deductions for

Page 45 0f 59

Exhibit 1

customary selling charges, which are equivalent to 0.521% of the total transaction value, or net payment in cash of P1.59495 per Digitel common share)], it being understood that the customary selling charges that will be deducted by PLDT do not include the selling broker’s commission and taxes thereon, which are payable by the Partnership;

(c)	to sign, execute, and complete on behalf of the Partnership any agreement or document required in connection with or for the purpose of the sale or transfer of the Shares and to ensure that any transfer of the same effected in the stock and transfer book of Digitel or in the system of the Philippine Depository and Trust Corporation;

(d)	to receive and accept any and all payments for the Shares in behalf of the Partnership pursuant to the sale or transfer of Shares, and to deduct from the total price of the Shares any and all unpaid expenses in relation to the sale or transfer of Shares, , which are for the account of the Partnership under the Terms of the Offer; and

(e)	to do or cause to be done any and all such acts and things as shall be necessary or desirable to effect the transfer of the Shares including the appointment of substitute/s and /or broker(s) who will effect the sale or transfer of the Shares through the PSE.

HEREBY CONFIRMING AND RATIFYING everything which the TO Agent or any of its duly authorized directors or officers or substitute/s shall do or purport to do under this Power of Attorney and hold the TO Agent, its directors, officers, agents, employees, representatives or substitute/s, free from any liability and agree to indemnify the latter from any claims, damages or liabilities which may result, directly of indirectly, from the performance of the transactions pursuant to the terms of this Power of Attorney, which is given in consideration of the TO Agent effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Offer; provided that, if the sale is not made by such date, this Power of Attorney shall automatically lapse without need of any act on the part of the Partnership; and provided further that this Power of Attorney shall be governed by and construed in accordance with the Philippines laws.

RESOLVED, FINALLY, That the Partnership authorize, as it hereby authorizes, the following persons to sign, endorse and deliver any and all documents necessary to implement the foregoing resolutions, including the stock certificates covering the Shares:

Name	Specimen Signature

IN WITNESS WHEREOF, this Certificate has been signed this        day of        at      .

[Name of General Partner]

Page 46 0f 59

Exhibit 1

REPUBLIC OF THE PHILIPPINES)
CITY OF	)SS.

Before me, a notary public in and for the city named above, personally appeared:

Name	Competent Evidence of Identity	Date/Place Issued

who has been identified by me through competent evidence of identity, to be the same person who executed and signed the foregoing Partners’ Certificate in my presence, and who took an oath before me as to such instrument.

Witness my hand and seal this        day of       .

Doc. No.   ;
Page No.   ;
Book No.   ;
Series of       .

NOTE: The person/s who will endorse the stock certificate should be the person/s whose specimen signature/s is/are on the file with the stock transfer agent of Digitel.

Page 47 0f 59

Exhibit 1

REPUBLIC OF THE PHILIPPINES	) ) S.S.

AFFIDAVIT OF LOSS

I,       , of legal age, Filipino, married/single, a resident of      , do hereby depose and say that:

1. I am a stockholder of DIGITAL TELECOMMUNICATIONS PHILS., INC. (the “Company”), owning      shares registered under the name       , represented by the following Certificates of Stock:

Certificate No.	Number of Shares

2. The above-mentioned certificates were discovered missing and have not been found or located despite diligent search;

3. The above-mentioned certificates of stock have not been sold, pledged, mortgaged or in any way encumbered by me, and that they are free from any lien or encumbrances;

4. This affidavit has been executed for the purpose of securing new certificate/s in replacement of the certificates of stock mentioned above and to request the Company to take the necessary steps to prevent the negotiation or transfer of said lost certificate/s.

IN WITNESS WHEREOF, I have signed these presents in       , Philippines, this      .

Affiant

SUBSCRIBED AND SWORN TO before me in       , Philippines, this      , 2011, affiant having exhibited to me his/her        Number        issued at        on       .

Doc. No.   ;
Page No.   ;
Book No.   ;
Series of       .

Page 48 0f 59

Exhibit 1

CERTIFICATION

November 29, 2011

SECURITIES AND EXCHANGE COMMISSION
SEC Building
EDSA
Mandaluyong City, Philippines

Gentlemen:

In reference to the SEC Form 19-1 filed on December 5, 2011 by the Philippine Long Distance Telephone Company (“PLDT” or the “Bidder”) for a tender offer concerning common shares issued by Digital Telecommunications Phils, Inc. (“Digitel”), I hereby certify that the Bidder has at least 1,966,296 unissued listed common shares as of November 29, 2011, which are sufficient to satisfy full acceptance of the Digitel shares to be tendered at the tender offer price of one Bidder common share for every 1,559.28 Digitel common share tendered.

Assuming all tendering Digitel shareholders (including those who convert their convertible bond holdings into Digitel shares on or before December 8, 2011) opt and are qualified to be paid in PLDT shares, after deducting customary selling charges that are for the account of the tendering shareholders (but not including the selling brokers’ commission and taxes thereon, which are payable by the tendering shareholders but will not be deducted by the Bidder), the Bidder will issue to such shareholders a total of approximately 1,966,296 new PLDT shares.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-Chan
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 29th day of November 2011 in Makati City, affiant exhibited to me her Philippine Passport No. VV00332654 issued in Manila by the Department of Foreign Affairs on May 29, 2007 and valid until May 29, 2012.

0f/s/ Ma. Theresa U. Ballelos

MA. THERESA U BALLELOS
Notary Public for the City of Makati
Until December 31, 2012
Appointment No. M-89
Roll of Attorneys No. 47541
IBP Lifetime Roll No. 05594 – Jan. 9, 2006
PTR No. 2878012 – 01/13/2011 – Makati City
9/F MGO Bldg., Legaspi St.,
Legaspi Village, Makati City MM

59

Doc. No. 461
Page No. 94
Book No. II
Series of 2011.

Exhibit 1

Date: December 5, 2011

SECURITIES AND EXCHANGE COMMISSION
SEC BUILDING
EDSA
Mandaluyong City, Philippines

Gentlemen:

We write in reference to the SEC Form 19-1 to be filed by the Philippine Long Distance Telephone Company (the “Bidder”) for a tender offer concerning 3,079,840,4183 common shares issued by Digital Telecommunications Phils., Inc. (“Digitel”) at the tender offer price of one Bidder common share for every 1,559.28 Digitel common share tendered or P1.6033 per Digitel common share (before deductions for customary selling charges, which are equivalent to 0.521% of the total transaction value, or a net price of P1.59495 per Digitel common share).

As a bank of the Bidder, we certify that, as of the date of this letter, the Bidder has a total amount of P5,000,000,000.00 in deposits and credit facilities with our bank. These funds are available for use by the Bidder to satisfy the full acceptance of the tender offer in cash, which is P4,937,908,142.18 at the price of P1.6033 per Digitel share.

This letter imposes no obligation on us and any recourse under this letter is limited to the Bidder and its assets.

Very truly yours,

PHILIPPINE NATIONAL BANK

By:

/s/ Cenon C. Audencial, Jr.
CENON C. AUDENCIAL, JR.
First Senior Vice President

Head, Corporate Banking Group

Exhibit 1

Exhibit G

April 20, 2011

Digital Telecommunications Philippines Inc.

110	E. Rodriguez Jr Avenue, Bagumbayan 1110

Quezon City Philippines

Attention: Members of the Board of Directors of Digital Telecommunications Philippines Inc.

(“Digitel”)

Reference is made to the announcement, dated as of March 29, 2011 (the “Announcement”), relating to the acquisition by Philippine Long Distance Telephone Company (“PLDT”) of JG Summit Holdings, Inc. (“JGS Group”) and certain other parties’ ownership interest in Digitel comprising of (i) 3,277,135,882 common shares in Digitel, representing a 51.55% controlling equity stake; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiaries to the JGS Group which are assumed to be convertible into approximately 18.6 billion shares of Digitel by 30 June 2011; and (iii) intercompany advances of PHP34.1 billion made by the JGS Group and certain of such parties to Digitel and its subsidiaries (the “Assets”). As more fully described in the Announcement, the agreed consideration to be paid by PLDT for the Assets will be, in aggregate PHP69.2 bn, which will be settled by the issuance of one (1) new PLDT share for every PHP2.500 consideration payable for the Assets. In connection with its acquisition of the Assets, and as required under Philippine law, PLDT will announce a mandatory tender offer (the “Tender Offer” or the “Transaction”), for all the remaining Digitel shares held by the public shareholders of Digitel (who hold, in aggregate, approximately 48.45% of the issued common stock of Digitel). Under the Tender Offer, it is anticipated that PLDT will offer to purchase Digitel shares at the price of PHP1.60 per Digitel share, which will be paid in the form of either PLDT shares issued at PHP2,500 per share or cash (the “Offer”), at the option of the Digitel shareholder. You have requested our opinion as to the fairness of the Offer, as of the date of the Announcement.

In arriving at our oipinion, we reviewed the Announcement and certain publicly available business and financial information concerning the business and operations of Digitel. We reviewed the Offer in relation to, among other things: current and historical market prices and trading volumes of Digitel Common Stock; the historical earnings and other operating data of Digitel; and the capitalization and financial condition of Digitel. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Digitel and considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Offer. We also evaluated certain potential pro forma financial effects on Digitel utilizing, among other things, publicly available financial information relating to Digitel referred to above. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all historical financial and other information and data.

[3]	Assuming all third parties holding convertible bonds of Digitel opt to convert their holdings into Digitel shares on or before December 8, 2011, the total number of Digitel shares eligible to participate in the tender offer will be 3,082,071,390. The cash required to purchase all of these shares at the price of P1.6033 per Digitel share is P4,941,485,059.59.

Exhibit 1

Digital Telecommunications Philippines Inc.

April 20, 2011

publicly available to us. No projected earnings and other opening data of Digitel were used in arriving at our opinion as there was none publicly available or provided to or otherwise reviewed by or discussed with us by the management of Digitel.

We have assumed, with your consent, that the Transaction will be consummated as contemplated in the Announcement without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory of third party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Digitel or the contemplated terms or benefits of the Transaction. We are not expressing any opinion as to prices at which Digitel Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Digitel nor have we made any physical inspection of the properties or assets of Digitel. We express no view as to, and our opinion does not address, the underlying business decision of Digitel to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Digitel or the effect of any other transaction in which Digitel might engage. Our opinion does not address any terms (other than the Offer to the extent expressly specified herein) or other aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or any other agreement, arrangement or understanding to be entered in connection with or contemplated by the Transaction or otherwise. We express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction of any related transaction, or any class of such persons, relative to the Transaction or any related transaction. Our opinion is necessary based upon economic, financial, stock market and other conditions and circumstances existing and publicly available known as of the date of the Announcement. As you are aware, the credit, financial and stock markets experience volatility and we express no opinion or view as to any potential effects of such volatility on digital or the contemplated benefits of the Transaction. It should be understood that the developments subsequent to the Announcement may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

Citicorp Capital Philippines Inc. (“Citi”) is acting as financial advisor to Digitel in connection with proposed transaction. In the ordinary course or our business, we and our affiliates may actively trade or hold the securities of Digitel, JGS Group and PLDT for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Ctigroup Inc. and its affiliates) have had, have or any in future have relationships with Digitel, JGS Group, PLDT and their respective affiliates.

This opinion is provided solely for the benefit of the Board of Directors of Digitel in connection with and for the purposes of its evaluation of the fairness, from a financial point of

Exhibit 1

Digital Telecommunications Philippines Inc.
April 20, 2911

view, of the Offer, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Board of Directors of the Company or be used or relied upon for any other purpose. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever unless otherwise provided under the Engagement Letter as dated as of March 28, 2011.

The opinion expressed herein is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder should vote or tender or otherwise act on any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date of the Announcement, PHP1.60 cash consideration per Digitel share is fair and reasonable from a financial point of view.

Digitel’s public shareholders have the option to accept PHP1.60 per Digitel share in cash or in the form of PLDT shares issued at PHP2,500 per share and may choose to receive PLDT shares if they, in their own judgment believe that the share consideration is superior than the cash consideration (their evaluation may include tax consequences and merits of holding PLDT shares among other things). Given that the exchange ratio is fixed and PLDT stock price will vary through the closing of the Tender Offer, we have limited our opinion to PH1.60 cash consideration per Digitel share. Based on the PLDT stock price at closing of the Tender Offer, the share consideration may be less or more than the cash consideration and no opinion is expressed herein on the merits or relative value of PLDT shares.

Very truly yours,

CITICORP CAPITAL PHILIPPINES INC.

By: /s/ Kristine Braden
Kristine Braden
Director

Exhibit 1

If you are in doubt about anything contained in this letter (and the enclosures), you should consult your legal adviser or financial adviser.

December 5, 2011

Dear Sir/Madam,

Please be informed that on December 5, 2011, Philippine Long Distance Telephone Company (the “Bidder” or “PLDT”) filed a Tender Offer Report (SEC Form 19-1) with the Securities and Exchange Commission (the “SEC”) and the Philippine Stock Exchange (the “PSE”) pursuant to Section 19 of the Securities Regulation Code (“SRC”). A copy of the Tender Offer Report is attached hereto.

On October 26, 2011, the Bidder, pursuant to a Sale and Purchase Agreement with JG Summit Holdings, Inc. (“JGS”), Express Holdings, Inc., and certain other individual and corporate stockholders of Digital Telecommunications Phils., Inc. (“Digitel”) (collectively, the “Sellers”), acquired the Sellers’ combined 51.55% equity stake in Digitel. The Bidder is seeking to purchase the remaining 3,079,840,418 shares of common stock in Digitel which are held by the public (the Digitel shareholders other than PLDT, the “Digitel Public Shareholders”), representing 48.45% of the total issued and outstanding capital stock of Digitel (the Digitel shares held by shareholders other than PLDT, the “Digitel Public Shares”) and for this purpose, the Bidder shall implement the tender offer subject of this notice (the “Tender Offer”). The Tender Offer shall commence at 9:00 a.m. on December 7, 2011 and end at 12:00 noon on January 9, 2012 (the “Tender Offer Period”). The Bidder reserves the right to extend the Tender Offer with the approval of the SEC.

At the same time, certain third parties holding convertible bonds issued by Digitel may opt to convert their holdings into Digitel shares on or before December 8, 2011. It is currently estimated that these convertible bonds held by third parties may be converted into up to 2,230,972 Digitel shares, if fully converted on or before December 8, 2011. Once the bonds are converted into Digitel shares, such Digitel shares will form part of the Digitel Public Shares, bringing the total number of Digitel Public Shares to 3,082,071,390, and may be tendered in the Tender Offer.

Digitel would have to apply for voluntary delisting with the PSE if, as a consequence of the Tender Offer, the public ownership of Digitel falls below the minimum prescribed by the PSE. The Tender Offer will also serve as compliance with the PSE’s rule requiring the conduct of a tender offer to all the stockholders of the company intended to be delisted.

The Bidder shall purchase from tendering Digitel Public Shareholders (the “Tendering Shareholders”) their Digitel Public Shares at P1.6033 per share, payable, at the Digitel Public Shareholder’s option, by (i) cash at P1.6033 per share; or (ii) the issue of new PLDT common shares valued at P2,500 per PLDT common share or one PLDT common share for every 1,559.28 Digitel Public Shares. All expenses in relation to the sale of the Tender Offer Shares that are attributable to the Tendering Shareholders shall be for the account of the Tendering Shareholders. Thus, in determining the total price of the Tender Offer Shares of any Tendering Shareholder, the Bidder shall deduct from such total price the customary selling charges payable by the Tendering Shareholder; the net exchange ratio shall be one PLDT common share for every 1,567.45 Digitel Public Shares and the net cash price shall be P1.59495 for every Digitel Public Share.

Exhibit 1

The customary selling charges that will be deducted by PLDT are (i) the stock transaction tax, (ii) the payment to the Stock Investment Protection Fund, and (iii) the fees of the Securities Clearing Corporation of the Philippines, SEC and PSE; such charges do not include the selling broker’s commission (and taxes thereon) payable by the Tendering Shareholder, which is subject to mutual agreement between the Tendering Shareholder and its/his/her broker. In case the application of the net exchange ratio results in a fractional PLDT share, the Tendering Shareholder who would otherwise be entitled to such fractional share shall be entitled to an amount in cash, without interest, and rounded to the nearest centavo, equal to the product of (i) the amount of fractional share interest in a PLDT common share to which such Digitel Public Shareholder is entitled and (ii) P2,500 (e.g., 1/2 PLDT share = P1,250).

For Tendering Shareholders residing outside the Philippines, the Bidder will pay for the Digitel Public Shares owned by such shareholders only in cash.

Every Digitel Public Shareholder of record as of any date during the Tender Offer Period is entitled to tender all or a portion of its/his/her Digitel Public Shares (the “Tender Offer Shares”) for acceptance and purchase by the Bidder during the Tender Offer Period, subject to the Terms of the Tender Offer attached to the enclosed Application to Tender.

Tendering Shareholders who hold stock certificates (“Scrip Shareholders”) should submit, within the Tender Offer Period but no later than 12:00 noon on January 9, 2012 their duly endorsed original stock certificates and three (3) copies of the duly accomplished Application to Tender together with the requirements indicated immediately below, to ATR KimEng Securities, Inc. (the “TO Agent”), 17th Floor Tower One & Exchange Plaza, Ayala Avenue, Makati City:

For Corporate Shareholders	For Partnerships	For Individual Shareholders
1. Copy of SEC Registration or equivalent constitutive document certified as true copy of the original by the Corporate Secretary or equivalent person having official custody of company records.
1. Copy of SEC
Registration or
equivalent constitutive
document certified as
true copy of the
original by the
Partnership Secretary,
or equivalent person
having official custody
of the partnership
records.
1. For shareholders acting
through an attorney
in-fact, a duly notarized
Irrevocable Power of
Attorney (in substantially
the form attached as Annex
B). For married
individuals who are
Philippine citizens, their
respective spouses must
sign the space provided in
the Irrevocable Power of
Attorney to indicate
marital consent to the
sale of the Digitel
Shares.

2. Copy of latest Articles of
Incorporation and By-Laws or
equivalent constitutive
document certified as true
copy of the original by the
Corporate Secretary or
equivalent person having
official custody of company
records.
Exhibit1
2. Copy of the
latest Articles of
Partnership or
equivalent constitutive
document certified as
true copy of the
original by the
Partnership Secretary or
equivalent person having
official custody of
partnership records.

2. Photocopies of two (2)
valid identification cards
showing the tendering
shareholder’s signature
and photograph (i.e.
diver’s license, tax
identification card,
Social Security /Government
Services and
Insurance System card, or
passport).

3. Notarized board resolution
(in substantially the form of
the Secretary’s Certificate
attached as Annex C)
authorizing the sale of the
Digitel Public Shares,
designating signatories for
the purpose and indicating the
specimen signatures of those
signatories.
3. Notarized Partnership
Resolution (in
substantially the form
of the Partners’
Certificate attached as
Annex D) authorizing the
sale of the Digitel
Shares, designating
signatories for the
purpose and indicating
the specimen signature
of the signatories.
3. Duly accomplished signature card containing the specimen signature of the tendering shareholder.*

4. Duly accomplished signature card containing the specimen signature of the tendering shareholder’s authorized signatories.*	4. Duly accomplished signature card containing the specimen signature of the tendering shareholder’s authorized signatories.*

For Tendering Shareholders residing in Visayas and Mindanao, the Digitel Public Shares may be tendered by submitting on or before January 3, 2012, likewise with all foregoing requirements at the Cebu and Davao branches of the TO Agent: (a) Cebu Branch: Room 206, Cebu Holdings Center, Cebu Business Park, Cebu City, Philippines; telephone No. (+63) (32) 231-1324 (Attention: Cheryl Lim-Go) and (b) Davao Branch: Door #7 M.T. Aquino Building, Cabaguio Ave. cor. Bolcan Street, Davao City Philippines; Telephone No. (+63) (82) 224-2860 (Attention: Miguel Luis R. Aquino).

The TO Agent will act as agent in submitting the share certificates to the Bidder’s stock transfer agent, BDO Stock Transfer Department, for validation. Tendering Shareholders are strongly encouraged to avoid tendering at the last minute to allow sufficient time to correct any deficiency in their Applications to Tender.

Tendering shareholders whose shares are lodged with the Philippine Depository Trust Corporation (“PDTC”) (“Scripless Shareholders”) who wish to accept the offer should instruct their brokers to electronically transfer their shares to the TO Agent in accordance with the Instructions to Participating Brokers, which is Exhibit E to the SEC Form 19-1 filed by the Bidder with the SEC), as well as the duly completed Application to Tender, not later than 10:00 A.M. on January 9, 2012.

Exhibit1

Applications (i) received after the Tender Offer Period, or (ii) that are not properly completed, or (iii) lack any of the required attachments, will be rejected. Tendering Shareholders whose Applications have been rejected, in whole or in part, shall be notified of such fact by the TO Agent on or before January 15, 2012. All Applications shall be accepted only in the Philippines. Defective Applications to Tender (e.g. with discrepancy between the specimen signatures on file and on the endorsement, is improperly accomplished, lacking any of the required attachments) will be rejected if not corrected within the Tender Offer Period.

Digitel Public Shareholders may withdraw any tendered Digitel Public Shares at any time during the Tender Offer Period but only up to 12:00 noon on January 9, 2012, by submitting a written request for withdrawal of the tendered shares to the TO Agent with a copy of the “Applicant’s Copy” of the Application to Tender issued by the TO Agent. If tendered Tender Offer Shares are not accepted by the Bidder after January 9, 2012, Tendering Shareholders may likewise withdraw their tendered shares.

The settlement date shall be January 19, 2012, subject to any extension of the Tender Offer Period with the approval of the SEC. All accepted Applications shall be settled only in the Philippines.

When collecting payment, the Tendering Shareholders shall present the “Applicant’s Copy” of the Application as well as proper identification (e.g., driver’s license, passport). Duly authorized representatives shall be required to present an authorization letter from the Tendering Shareholders. Tendering beneficial owners of Tender Offer Shares are advised to consult with their custodian, fiduciaries, or other similar agents on the manner by which they may collect payment from such agents.

Before deciding to tender their shares, Digitel Public Shareholders are advised to read the Terms of the Tender Offer and the SEC Form 19-1 which are enclosed with this letter. Choosing to participate in the Tender Offer is an investment decision and Digitel Public Shareholders must rely on their examination of the Terms of the Tender Offer and their own advisers, as needed.

Digitel Public Shareholders are also advised to consider the following factors which could affect their decision on whether to tender their Digitel Public Shares:

•	In addition to Digitel common shares, PLDT has also acquired from the Sellers certain convertible bonds and advances owed by the Digitel group to JGS. PLDT has delivered an irrevocable notice to convert/exchange these convertible bonds into common shares of Digitel upon their maturity. Assuming the convertible bonds were converted into /exchanged for Digitel shares on June 30, 2011 and using an exchange rate of P43.405/US dollar, which were the same assumptions used by PLDT and JGS in setting the purchase price, PLDT will own an aggregate 87.7% of Digitel’s enlarged capital stock, which means that the ownership of Digitel Public Shareholders will be reduced from 48.4% currently to an estimated 12.3%. On November 25, 2011, PLDT informed Digitel that it will convert P4 billion worth of such bonds into 4 billion common shares of Digitel by December 8, 2011, which will result in PLDT owning approximately 70.2% of Digitel’s enlarged capital stock before considering any Digitel Public Shares tendered during the Tender Offer. For this purpose, Digitel will apply with the SEC for an increase in its authorized capital stock from P9 billion to P25 billion on or before December 31, 2011.

Exhibit1

•	Depending on the acceptance rate of the Tender Offer, the ownership of Digitel Public Shareholders may fall below the minimum public float level of 10% required by the PSE. If a company fails to comply with the minimum public ownership requirement of the PSE, involuntary delisting procedures may be initiated. Further, Digitel would have to apply for voluntary delisting with the PSE if, as a consequence of the Tender Offer, the public ownership of Digitel falls below the minimum prescribed by the PSE. If Digitel is delisted, its shares will no longer be traded on the PSE and this could affect investors’ ability to liquidate their investments. Also, any capital gains generated from their subsequent sale or transfer will be subject to the prevailing capital gains taxes. Subsequent sale or transfer will also be subject to documentary stamp tax.

•	If as a result of the Tender Offer, Digitel shall cease to be a reporting company as defined in the SRC and its implementing rules and regulations as amended, PLDT intends to cause Digitel to take such steps necessary to terminate its reporting obligations under the SRC.

•	Historically, Digitel has not paid cash dividends to its shareholders. As the priority will continue to be repayment of debt and advances, it is unlikely that Digitel will be in a position to pay cash dividends to its shareholders in the next few years.

On the other hand, under PLDT’s current dividend policy, it is committed to a 70% dividend payout ratio and a “look-back” approach which facilitates additional shareholder returns in the event that there is excess cash in the business. PLDT has maintained a 100% dividend payout ratio since 2007. In 2010, PLDT paid cash dividends of P222/share. In March 2011, PLDT was ranked by Alpha Southeast Asia as the second largest dividend payer in Southeast Asia in terms of total dividends paid.

In anticipation of the Tender Offer and prior to the sale of the Digitel shares to PLDT, the Board of Directors of Digitel engaged an independent financial advisor, Citicorp Capital Philippines Inc. to render an opinion on the fairness of the Tender Offer from the perspective of the Digitel Public Shareholders. A copy of the report of the independent financial advisor dated April 20, 2011 is attached to the SEC Form 19-1 as Exhibit G.

For inquiries on the Tender Offer process, please call any of the following:

DIGITEL TENDER OFFER HOTLINE
Telephone Number: (63)(2) 249-3444 or 1-800-10-344-4835 (toll free for PLDT subscribers) or
1-800-3-249-3444 (toll free for DIGITEL subscribers)

or

ATR KimEng SECURITIES, INC.
17th Floor, Tower One & Exchange Plaza
Ayala Avenue, Makati City

Telephone Numbers: (63)(2) 849-8914 and (63)(2) 849-8926
Contact Persons: Mr. Jaime Lopez or Mr. Denis Du

Exhibit1

For information on the number of shares/stock certificates:

BANCO DE ORO
BDO Stock Transfer Department
Trust Banking Group
BDO South Tower
Makati Avenue corner H.V. dela Costa Street

Makati City

Telephone Number: (63)(2) 878-4052
Contact Person: Ms. Adora A. Yanga

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

* BDO Stock Transfer Department will compare the signatures on signature cards to be submitted by the Tendering Shareholders with the signature cards on file with BDO Stock Transfer Department.

* BDO Stock Transfer Department will compare the signatures on signature cards to be submitted by the Tendering Shareholders with the signature cards on file with BDO Stock Transfer Department.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : MA. LOURDES C. RAUSA-CHAN Title: Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: December 5, 2011